LandAmerica



2003 Annual Report »


Growth
Superior Service
Operational Excellence
Unity

Financial Highlights »

In thousands of dollars, except market price and per share data

	2003	2002
REVENUES	$3,406,002	$2,586,550
NET INCOME	$ 192,120	$ 149,352
TOTAL ASSETS	$2,717,460	$1,910,832
SHAREHOLDERS' EQUITY	$1,044,478	$ 863,620
Per Common Share Amounts		
Net Income	$ 10.43	$ 8.10
Net Income Assuming Dilution	$ 10.31	$ 8.04
Shareholders' Equity	$ 55.51	$ 47.07
Market Price on December 31	$ 52.26	$ 35.45
52-Week Price Range:		
High	$ 53.18	$ 38.30
Low	$ 35.50	$ 25.25

Statement of Business »

Headquartered in Richmond, Virginia, LandAmerica Financial Group, Inc. (NYSE:LFG) serves as a premier provider of title insurance and real estate transaction services for the commercial and residential real estate industry, consumers and lenders. » LandAmerica issues title insurance policies through various title insurance subsidiaries, including three principal underwriters:

» **Commonwealth Land Title Insurance Company**
» **Lawyers Title Insurance Corporation**
» **Transnation Title Insurance Company**

Along with the issuance of title insurance policies for residential real estate, many LandAmerica companies provide title search and examination, home inspection, as well as escrow, closing and settlement services. For commercial transactions the company also provides engineering and environmental assessment, valuation, survey, zoning, tax and flood services, UCC insurance, environmental insurance and 1031 exchanges. » In 2003, LandAmerica significantly expanded the products and services offered to the mortgage lending community. Today, along with coordinated title insurance and closing services, LandAmerica companies can also provide tax payment services, flood zone determinations, consumer mortgage credit reporting and default management services. » LandAmerica and its subsidiaries operate over 800 company-owned offices and through a network of 10,000 active agents in the United States, Mexico, Canada, the Caribbean, and Latin America.

To Our Shareholders »



During 2003, the low interest rate environment fueled our growth to over $3.4 billion in revenues. All across LandAmerica, employees worked countless hours to maximize these favorable circumstances and produce record results:

- » **32% increase in operating revenue**
- » **29% increase in net income to $192 million**
- » **Shareholders' equity reached an all-time high just over $1 billion**
- » **Earnings per share reached a record high above $10**

While many in our industry appreciate gains from the strong real estate market, it is the depth of our underwriting experience, commitment to our customers, and customer-focused strategy that continue to set us apart. In addition, LandAmerica employees are dedicated to providing exceptional customer service and achieving our vision of being the leader in real estate transaction management.

Although we set many positive records in 2003, we also experienced a slow-down in residential refinancing activity during the fourth quarter that is trending into 2004. Consequently, as we enter 2004 you will see us continue to effect proportional cutbacks in staffing and other expenses, taking all the necessary steps to protect margins and service platforms. After two years with the wind at our backs, we are now adjusting our sails for more difficult times, while aggressively continuing to take advantage of the growth opportunities that are available, both in expanded services, and in our traditional markets.

Growth » LandAmerica's aggressive acquisition strategy resulted in the addition of 19 new companies to our family in 2003, including Gateway Title with 33 title and escrow offices in the highly competitive Southern California market, as well as other title agents in California, Colorado, Michigan, Missouri, New Jersey, New York, Texas, and Utah. In January 2004, we entered into a definitive agreement, subject to regulatory approval, to purchase Southland Title, California's largest independent title and escrow company.

In keeping with our plan to expand real estate transaction product and service offerings beyond title insurance in 2003, LandAmerica completed another two major acquisitions: LERETA, one of the


$3345.4
$2000.0
$1751.3
$2119.5
$2533.5
1999
2000
2001
2002
2003

» Operating Revenues
Year Ended 1999-2003
($ in millions)

Shareholders' Equity »
Year Ended 1999-2003
($ in millions)


$1044.5
$730.7
$664.1
$727.5
$863.6
1999
2000
2001
2002
2003

nation's leading tax and flood services providers, and Info1, a premier source of mortgage credit reporting services.

Focusing on the Customer » In November 2003 LandAmerica announced, and in January 2004 implemented, a customer-focused strategy to increase intimacy with our customers. In conjunction with that strategy, we created leadership positions and teams to support our primary customer groups: direct, commercial, agents, and national lenders.

These leaders and teams will be responsible for ensuring consistent service quality and operational excellence by providing common support platforms and structures for the various markets in which we operate.

Operational Excellence » As the order count rose to a record 1,400,000 in 2003, our processes and efficiency continued to improve. Our enhanced online resources and technical support have allowed us to provide more than 10,000 residential, commercial, and mortgage processing customers with e-business capability through our proprietary LandAmerica Connection platform.

LandAmerica Commercial Services has strengthened its approach to provide commercial customers with a streamlined, efficient, "one point of contact" solution that can include coordinated title and closing, assessment, flood and zoning certification, tax services, survey coordination, appraisal and valuation, construction disbursement, 1031 exchange services, and UCC-9 insurance.

With over half our revenues generated by agents, LandAmerica is also strengthening its commitment to help our agent partners succeed. Our Agency Services Center in Louisville sets the standard as the industry's only centralized processing center for title agents. And in 2004, we will introduce a comprehensive array of new business support services exclusively for LandAmerica agents ranging from human resources and benefits assistance to a co-op marketing program.

National Lender Services will focus on offering flexible service packages to national lenders available through LandAmerica OneStop®, LERETA, Info1, and LandAmerica Default Services Company.


Total Assets
Year Ended 1999-2003
($ in millions)
$1657.9
$1619.0
$1707.5
$1910.8
$2717.5
1999
2000
2001
2002
2003

Unity » In 2003, we continued to expand our process to identify all operations of the Company under the LandAmerica brand, featuring a single set of graphic elements. We launched a new creative marketing campaign in industry magazines and trade shows. And we developed a new and improved website at www.landam.com, re-organized based on customer feedback and already proving to be a useful source for new business development.

Our unity and branding effort has resulted in enhanced awareness of LandAmerica and a lasting impression of strength and stability in our marketplace. We are also witnessing a new sense of cooperation and enthusiasm among our employees, and this continues to translate into improved levels of customer service throughout.

Transitions » At the start of 2004, Janet A. Alpert was promoted to Vice-Chair and became responsible for market development with particular emphasis on building a platform of bundled services for national lenders. After 35 years with the Company, Ms. Alpert plans to retire at the end of 2004, and will also assist with succession planning and management transitions.

Also in January 2004, Theodore L. Chandler, Jr. was promoted to President, and Michelle H. Gluck to Executive Vice President – General Counsel and Secretary. Mr. Chandler will continue in his role as Chief Operating Officer, and be responsible for company growth and operating performance. Ms. Gluck joined LandAmerica in late 2003 in preparation for Mr. Russell Jordan's retirement.

After 35 years of dedicated service, we salute Russell W. Jordan, III—Executive Vice President – General Counsel and Secretary who retired in January 2004. A well-respected figure in our industry, Mr. Jordan was a valued member of our executive leadership team. As general counsel he contributed sound legal reasoning and practical insights into the legal issues surrounding our ever-expanding company. As corporate secretary he advised the board of directors on governance matters. We wish Mr. Jordan and his family all the best in his well-earned retirement.

With announced changes in our corporate and customer-focused structure, we had numerous changes and appointments to our executive management team. Please see page 39 for a complete list; newly appointed executives are noted with an asterisk.





» Chairman
Charles H. Foster, Jr.

» Vice-Chair
Janet A. Alpert

President & COO
Theodore L. Chandler, Jr. »



In Appreciation » As is their practice, LandAmerica employees everywhere continue to find innovative ways to bring value to our customers and to our shareholders. Our employees prove, time and again, that it is their dedication and creativity that distinguish us in the marketplace, and we thank them for their efforts.

To our agents, our valued partners in business, we want to thank you for your continued contributions and support. We recognize that your success is indeed our success, and we look forward to expanding our relationships in 2004.

And to you, our shareholders, we appreciate your investment in our company and your continued loyalty. To each and to all—thank you for your support. We look forward to bringing more good news as we work to become the premier provider of real estate transaction services.

Charles H. Foster, Jr.
Chairman and Chief Executive Officer

Janet A. Alpert
Vice-Chair

Theodore L. Chandler, Jr.
President and Chief Operating Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

During 2003, the Company expanded the breadth of services that it provides to its customers. As a result, the Company is providing information regarding the Company's two major business segments, Title Insurance and Lender Services. Other non-reportable business segments are reported in a category called Corporate and Other. These groupings of business units are used by Company management to manage the Company's operations. The Company's dominant segment is Title Insurance, which in 2003 accounted for 97.4% of the Company's operating revenues.

Title Insurance

Our Title Insurance segment is influenced by the level of real estate activity and the cost and availability of mortgage funds. Revenue for this segment results primarily from resales and refinancing of residential real estate and, to a lesser extent, from commercial transactions and the construction and sale of new housing. In addition, Title Insurance revenue is affected by the Company's sales and marketing efforts and its strategic decisions based on the rate structure and claims environment in particular markets.

Premiums and fees are determined both by competition and by state regulation. Revenue from direct title operations is recognized at the time real estate transactions close. There can be a several month delay between the time that a title order is opened and the real estate transaction closes. Operating revenues from independent agents are recognized when the Company receives notification from the agent that a policy has been issued. The delay in notification varies from agent to agent and between regions of the country. During 2003, the Company had an average delay from policy issuance to reporting of 120 days. There can be a significant lag between changes in general real estate activity and their impact on the portion of the Company's revenues attributable to agents.

The demand for our title insurance products and services is dependent upon, among other things, the volume of commercial and residential real estate transactions, including mortgage refinancing transactions. The volume of these transactions has historically been influenced by factors such as interest rates and the state of the overall economy. For example, when interest rates are increasing or during an economic downturn or recession, real estate activity typically declines and we experience lower revenues and profitability. The cyclical nature of our business has caused fluctuations in revenues and profitability in the past and is expected to do so in the future.

The Company's profit margins are affected by several factors, including the volume of real estate and mortgage refinance activity, title policy type and amount. Volume is an important determinant of profitability because the Company, like any other real estate services company, has a significant level of fixed costs arising from personnel, occupancy costs and maintenance of title plants. The Company utilizes orders opened as a forward looking indicator of business volume. Because premiums are based on the face amount of the policy, larger policies generate higher premiums although expenses of issuance do not necessarily increase in proportion to policy size. Cancellations affect profitability because costs incurred both in opening and in processing orders typically are not offset by fees.

The Company's largest expense is commissions paid to independent agents. The Company regularly reviews the profitability of its agents, adjusting commission levels or canceling certain agents where profitability objectives are not being met and expanding operations where acceptable levels of profitability are available. The Company continually monitors its operating expenses which are the sum of salaries and employee benefits, agency commissions and other expenses (exclusive of interest, amortization and certain other items) as a percentage of operating revenues.

Generally title insurance claims rates are lower than other types of insurance because title insurance policies insure against prior events affecting the quality of real estate titles rather than against unforeseen, and therefore less predictable, future events. See "Critical Accounting Estimates – Policy and Contract Claims" for further discussion. In addition, the Company may be subject to claims and litigation other than in the ordinary course of business. For a discussion of pending legal proceedings, see "Item 3 – Legal Proceedings."

Operating revenues in 2002 and the early part of 2003 increased primarily due to a favorable residential mortgage interest rate environment and a large volume of mortgage refinancing transactions. However, the Company began to experience a decline in refinancing transactions during the third quarter of 2003 and the level of refinancing transactions continued to decline during the fourth quarter of 2003. For fiscal year 2004, the Company expects that the level of refinancing transactions will be substantially below that experienced in recent years. This decline in the volume of refinancing transactions is the result of an extended period of declining mortgage interest rates followed by recent increases in those rates.

A significant challenge facing management of the Title Insurance segment is management of the revenue reductions expected to occur due to the decline in refinancing activity. As a result, operating results for the years ended 2002 and 2003 should not be viewed as indicative of results for any future period. The Company has been reducing staffing levels in response to the reduction in refinance transactions. The Company expects to realize the full effect of expense savings from these staffing level reductions in 2004. Continuing staff reductions and expense management will be an ongoing focus for senior management.

Integration of recent and planned future acquisitions, and evaluating new potential acquisitions will also be a significant challenge and opportunity for this segment in 2004.

Lender Services

Our Lender Services segment provides services to regional and national lending institutions which complement those offered in our title insurance business. These services consist primarily of real estate tax processing and flood certification services, mortgage credit reporting and default management services. With the exception of default management, the services provided by this segment are the result of businesses acquired by the Company during 2003. The Company expanded into the business of providing flood certification and real estate tax services to mortgage lenders by purchasing LERETA Corp. ("LERETA"), one of the largest, most advanced service companies in its industry, on October 1, 2003. The Company also entered the credit information business for the mortgage lending industry through its acquisition in August 2003 of INFO1 Holding Company, Inc.

The Lender Services segment realizes a majority of its income through service revenues associated with tracking and reporting of real estate tax payments and flood zone certifications related to mortgage loans for lending institutions. The lenders pay for these services at the time they add a loan to their servicing portfolio. The Company defers a significant portion of its revenue received for these services. As a result, revenue reported in the financial statements represents the amortization of both current and prior service fees and is not representative of new contract sales levels. Expenses on the other hand are charged to the income statement as incurred and are not deferred. Thus, an understanding of the levels of deferred revenues in this area is critical to understanding the relative strength of business related to tax services. The amortization rates are reviewed regularly to determine if there have been changes in contract lives and/or changes in the number or timing of prepayments, and adjusted to reflect current trends. The Company is required in certain instances to reimburse part of the fees should the lender sell the loan to another party.

Revenues in the mortgage credit reporting area and default management services are recognized when the report or service is delivered to the customer.

This segment has a substantial opportunity to leverage the Company's title insurance business relationships to cross-sell services to other financial institutions. A significant challenge for these businesses will be integration into the Company's overall structure without jeopardizing their current business relationships.

Corporate and Other

This group represents business segments that are not significant enough in size to be reported separately. The businesses reported in this group include residential inspection and commercial appraisals and assessments, Orange County Bancorp and its wholly-owned subsidiary, Centennial Bank, a California industrial bank that the Company acquired in November 2003 ("Centennial") as well as the unallocated portion of the corporate expenses (including unallocated interest expense) related to the Company's corporate offices in Richmond, Virginia.

Centennial provides and purchases in bulk commercial real estate loans to businesses primarily in the Southern California marketplace and is dependent on the viability of businesses in the Southern California markets in which it operates. Deposits are solicited through the internet for both certificates of deposit and passbook savings accounts. As an industrial bank, Centennial does not accept demand deposits, such as checking accounts, that provide for payment to third parties. Centennial does not offer banking services such as credit cards or automated teller machines.

The Company's assessment business is managed by the Company's LandAmerica Assessment Corporation subsidiary that was acquired in 2002 and which is headquartered in California. This business provides due diligence services to commercial customers throughout the country. Revenue is recognized upon completion of the services to the customer.

The Company's residential inspection services are run by the Company's Inspectech subsidiary. This rapidly growing subsidiary is one of the largest providers of residential real estate inspections in the country. Its business is highly dependent on the real estate industry and the levels of residential home sales and refinancings. Inspectech charges a flat fee for each transaction which is generally collected at the time of service.

The Company's commercial appraisal operations are run by the Company's LandAmerica Valuation Corporation. Its business is highly dependent on the Commercial real estate market. They charge a fee based on the type and complexity of work performed.

Critical Accounting Estimates

This discussion and analysis of the Company's financial condition and results of operations is based upon the Company's consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. The Company considers the following accounting estimates to be critical in preparing and understanding the consolidated financial statements. Actual results could differ from these estimates. Significant accounting policies are disclosed in Note 1 to the accompanying Consolidated Financial Statements.

Policy and Contract Claims—A provision for estimated future claims payments is recorded at the time policy revenue is recorded. The Company's payment experience as well as the industry's extends for more than 20 years after the issuance of a policy. Due to the length of time over which claim payments are made and regularly occurring changes in underlying economic conditions, these estimates are subject to variability. As general economic conditions decline, claims experience has been shown to deteriorate, leading to increases in such losses as mechanics' liens and defalcations. These factors tend to diminish as economic conditions improve. Loss provision rates are reviewed periodically and adjusted by management as experience develops or new information becomes known. In establishing loss provision rates, management considers historical experience, current economic conditions and the mix of business. The Company's independent consulting actuaries perform projections of required reserves as considered necessary during the year and at year-end. These projections are compared to recorded reserves to evaluate the adequacy of such recorded reserves and any necessary adjustments are included in current operations. The impact of a 1% change in the loss rate on current year business volumes is as follows:

Increase in Loss Rate of 1%	$(32,598)
Decrease in Loss Rate of 1%	$ 32,598

Purchase Accounting, Impairment of Goodwill and Long-Lived Assets—The Company, as a normal part of its business, acquires agencies and other title related operations. In addition, in 2003 the Company purchased three businesses which were outside its traditional business expertise but primarily focused in the real estate industry. As a result of these acquisitions, the Company assigned fair values to the assets and liabilities purchased and increased the amount of goodwill and other intangibles recorded on its balance sheet. The Company utilizes the services of an independent appraisal company to assist with the allocation of purchase price to acquired assets (including goodwill) and liabilities. On January 1, 2002 the Company adopted Financial Accounting Standards Board ("FASB") Statements of Financial Accounting Standards ("SFAS") No. 141, *Business Combinations,* No. 142, *Goodwill and Other Intangible Assets* and No. 144, *Accounting for the Impairment or Disposal of Long-Lived Fixed Assets.* SFAS No. 141 established new rules for accounting for business combinations and requires that all business combinations be accounted for using the purchase method. SFAS No. 142 eliminated the requirement to amortize goodwill and other identified indefinite life intangibles and instead requires that impairment testing be performed at least annually. SFAS No. 144 requires that long-lived assets (other than goodwill and indefinite life intangibles) be reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Determination of the amount, if any, of impairment associated with goodwill or other long-lived assets is subject to a number of individual criteria, each of which is difficult to value.

Deferred Tax Asset—Net deferred tax assets at December 31, 2003 and 2002 relate primarily to policy and contract claims, pension liability, deferred service arrangements, allowance for doubtful accounts and employee benefit plans. A valuation allowance is provided for deferred tax assets if it is more likely than not that some portion or all of the assets will not be realized. The most significant factor in this determination is the projected future timing and amounts of taxable income. The provision of a valuation allowance would reduce net income in the period recorded. Based upon our historical results of operations, the existing financial condition of the Company and management's assessment of all other available evidence, management believes that these assets will more likely than not be realized.

Pension—The Company sponsors a defined benefit pension plan which is valued annually by an actuary. The valuation is dependent on significant assumptions. One significant assumption is the expected long-term rate of return on plan assets. The use of expected long-term rates of return may result in recognized returns that are greater or less than actual returns in any given year. Over time the expected returns are used to approximate actual long-term returns which result in a pattern of expense recognition that more closely matches the service lives of typical employees. The Company uses long-term and actual historical returns, current and targeted asset mix and future estimates of long-term investment returns to develop its long-term return for plan assets. The Company's anticipated rate of return was 8.5% as of the 2003 valuation date.

Another significant assumption in valuing the pension liability is the discount rate. The discount rate utilized is based on rates on high quality fixed income debt instruments available at the end of each valuation period. The Company utilized a discount rate of 6.0% in determining its 2003 benefit obligations. Changing the discount rate or long-term rate of return would result in the following impact on the pension benefit liability:

	Projected Benefit Obligation
Increase of 1% in discount rate	$ (20,827)
Decrease of 1% in discount rate	$ 24,536

Deferred Service Arrangements—When the Company acquired LERETA on October 1, 2003, all of LERETA's assets and liabilities were adjusted to fair value in accordance with SFAS No. 141. In making these adjustments, LERETA's deferred revenue account, representing amounts which had been deferred and would have been amortized over the remaining lives of the contracts for the provision of real estate tax monitoring and flood certification services existing at the acquisition date, was eliminated. The deferred revenue account was replaced with an account called deferred service obligations representing the estimated fair value of the obligation to provide the required services over the remaining life of the subject contracts. This account, established as of the acquisition date, is being amortized over the remaining lives of existing contracts.

As previously noted, real estate tax monitoring and flood certification fees received on new contracts entered into since the acquisition date are deferred and amortized over the estimated lives of the contracts to which they relate. The sum of amortization of the "initial deferred service obligation" and amortization related to fees accrued on new contracts represent the earned fee amount reported as revenue for the period.

The amortization period for the purchase date deferred service obligation and for deferred revenue is determined using historical experience and information available from outside sources. Amortization rates are reviewed regularly and adjusted as necessary to reflect changes in contract lives or prepayment rates.

Seasonality

The title insurance business is closely related to the overall level of residential and commercial real estate activity, which is generally affected by the relative strength or weakness of the United States economy. In addition, title insurance volumes fluctuate based on the effect changes in interest rates have on the level of real estate activity. Periods of increasing interest rates, usually have an adverse impact on real estate activity and therefore premium and fee revenues. In contrast, real estate activity usually increases when interest rates fall. In 2002 and 2003 the Company and the title insurance industry benefited from the lowest interest rates in the last 40 years.

Historically, residential real estate activity has been generally slower in the winter, when fewer families buy or sell homes, with increased volumes in the spring and summer. Residential refinancing activity is generally more uniform throughout the seasons, but is subject to interest rate variability. The Company's Title Insurance segment typically reports its lowest revenues in the first quarter, with revenues increasing into the second quarter and through the third quarter. The fourth quarter customarily may be as strong as the third quarter, depending on the level of activity in the commercial real estate market. However, in 2002 and 2003 the Company's fourth quarter revenues were stronger than the third quarter due to increased activity in the residential real estate market related to refinance activity.

The Company's Lender Services segment has similar seasonal trending. However, due to the nature of the revenue deferrals made in this segment, as noted above, the impact on the Company's results of operations will differ. In instances where the Company receives cash in advance for services for real estate tax payment and flood certification services, the revenue is deferred and amortized ratably over the anticipated life of the loan servicing. This ratable amortization has the impact of reducing the volatility in revenue related to this segment.

In the 2001 through 2003 period, the typical seasonality of the title insurance business was influenced by changes in the levels of refinancing activity. For additional information, see "Item 1 – Business – Cyclicality and Seasonality."

RESULTS OF OPERATIONS

Comparison of Years Ended December 31, 2003, December 31, 2002 and December 31, 2001

Operating Revenues

A summary of the Company's operating revenues is as follows:

(dollars in thousands)

	2003	%	2002	%	2001	%
Title Insurance						
Direct Operations	**$ 1,374,323**	**41.1%**	$ 1,095,617	43.2%	$ 964,502	45.5%
Agency Operations	**1,885,499**	**56.3%**	1,403,947	55.4%	1,108,759	52.3%
	3,259,822	**97.4%**	2,499,564	98.6%	2,073,261	97.8%
Lender Services	**48,960**	**1.5%**	1,860	0.1%	—	0.0%
Corporate and Other	**36,620**	**1.1%**	32,120	1.3%	46,213	2.2%
Total	**$ 3,345,402**	**100.0%**	**$ 2,533,544**	**100.0%**	**$ 2,119,474**	**100.0%**

Title Insurance—Operating revenues from direct title operations increased 25.4% in 2003 over 2002 and 13.6% in 2002 over 2001. The increase in 2003 was due to a 27.1% increase in the number of title policies issued by the Company's direct operations offset by a slight decrease in the premiums per policy issued. The decrease in the premium per policy issued is due to the large volume of refinancing activity in 2003, which resulted in a slightly lower premium per policy. The increase of 2002 over 2001 was due to a 15.6% increase in the number of policies issued offset by reductions in ancillary service revenues. Policies issued by the Company's direct title operations were 1,112,000, 875,000 and 757,000 during 2003, 2002 and 2001, respectively. Average mortgage interest rates for 30-year fixed rate mortgages for 2003, 2002 and 2001 were 5.95%, 6.55% and 6.93%, respectively. The average premium per policy issued was $643 in 2003, $651 in 2002 and $643 in 2001. The fluctuations noted in issued policies and average revenues per policy issued were primarily attributable to the relative changes in real estate activity year-over-year, as mentioned above. Operating revenues from agency title operations increased by 34.3% in 2003 over 2002 and 26.6% in 2002 over 2001. These increases were primarily attributable to the same factors affecting direct title operations and by the inherent delay in the reporting of transactions by agents. As noted above, the timing of policy reporting, and therefore revenue reporting by agents, differs in various parts of the country.

Lender Services—Operating revenues in the Lender Services segment increased substantially in 2003 and 2002 as compared to prior years. The primary reason for the increase in 2003 was the purchase of INFO1 in August 2003 and LERETA in October 2003. The real estate tax processing and flood certification business receives cash in advance for products that require them to provide service over the life of the loan. In the last quarter of 2003, the Company's real estate tax processing services had gross receipts of $26.6 million dollars and deferred revenue recognition for $21.1 million of these receipts. The Company amortized approximately $15.4 million of its deferred service obligation related to pre and post acquisition life of loan services of LERETA during the fourth quarter of 2003. This deferred service obligation represents the amount of revenue that will be recognized over the anticipated service life of contracts acquired with LERETA. The Company began operations in the default management services area in 2002.

Corporate and Other—Operating revenues in corporate and other increased by $4.5 million in 2003 over 2002 and decreased by $14.1 million in 2002 over 2001. The primary reason for the increase in revenue in 2003 over 2002 is due to increases in the residential inspection and commercial appraisal and assessment businesses of $14.8 million as well as an increase of $3.7 million related to an increase in the equity in unconsolidated subsidiaries, offset by a reduction in revenues of $13.8 million related to the residential appraisal business that the Company exited in 2002. Similarly, the decrease in 2002 over 2001 relates to increases in the residential inspection and commercial appraisal and assessment businesses in 2002 as well as a $2.6 million increase in equity in unconsolidated subsidiaries, offset by a reduction in revenues of $29.1 million related to the residential appraisal business.

Investment and Other Income. Investment and other income totaled $52.1 million, $51.7 million and $50.8 million in 2003, 2002 and 2001, respectively. The increase of $396,000, or .8%, in 2003 as compared to 2002 was primarily the result of lower yields on cash equivalents and the Company's investment portfolio which was offset in large part by a larger investment portfolio. The increase of $902,000, or 1.8%, in 2002 as compared to 2001, was due to a larger investment portfolio partially offset by lower yields on cash equivalents and the Company's investment portfolio. The Company's investment portfolio consists primarily of fixed maturity securities.

Net Realized Investment Gains. Net realized investment gains totaled $8.5 million, $1.3 million and $214,000 in 2003, 2002 and 2001, respectively. The increase of $7.2 million in 2003 compared to 2002 is primarily due to the Company's sale of a portion of their fixed maturity security portfolio to provide funding for the acquisitions consummated during 2003. The increase of $1.1 million in 2002 as compared to 2001 is due to increases in the sales prices of the Company's fixed maturity securities as a result of the reduction of interest rates in the marketplace.

Salaries and Employee Benefits. A summary of the Company's salaries and other personnel costs is as follows:

(dollars in thousands)

	2003	%	2002	%	2001	%
Title Insurance	**$786,756**	**91.6%**	$643,925	93.1%	$572,732	89.5%
Lender Services	**22,567**	**2.6%**	1,447	0.2%	—	0.0%
Corporate and Other	**49,728**	**5.8%**	45,973	6.7%	67,417	10.5%
Total	**$859,051**	**100.0%**	**$691,345**	**100.0%**	**$640,149**	**100.0%**

Title Insurance—The Company's Title Insurance segment accounted for approximately 91.6% of the Company's total salaries and other personnel costs in 2003. The Title Insurance segment, in particular direct operations, is labor intensive and as a result a significant variable expense component for this segment is salaries and other personnel costs. We manage our personnel expenses to reflect changes in the level of activity in the real estate market. As a result, our employee base expands and contracts over time. In order to manage personnel costs more effectively throughout the real estate cycle, we use temporary or part time employees where appropriate to staff operations so that we can respond promptly to changes in real estate activity. We anticipate that the Title Insurance segment's portion of total personnel costs will decrease as a percentage of total personnel costs as the Company continues to diversify. As a result of anticipated reductions in refinance activity due to increases in interest rates, the Company has been and will continue to reduce the number of employees in this segment. Depending on the rapidity of the change in real estate activity, the Company may be unable to match increasing or decreasing levels of title orders with staffing levels. In periods of declining activity, personnel costs as a percentage of revenue, may increase.

Title Insurance salaries and employee benefit costs increased $142.8 million, or 22.2%, in 2003 over 2002 and $71.2 million, or 12.4%, in 2002 over 2001. The increase of $142.8 million in 2003 over 2002 was primarily related to compensation increases associated with the increase in business volumes and increased commission expense for internal sales personnel. The Company also had an increase in its pension expense of approximately $3.0 million (see additional information in Note 12 to the Consolidated Financial Statements). Average Full Time Equivalent (FTE) counts for the year totaled 10,573 in 2003 versus 8,621 in 2002.

Additionally, the Company had increased costs of approximately $8.0 million related to acquisitions in the current year. The increase of 2002 over 2001 is due to a $41.8 million increase in incentive compensation due to higher business volumes and increases in the Company's contribution to health care benefit plans and its 401(k) match. The increase in incentive compensation is due to bonuses paid relative to the Company's operating profits as well as operational efficiencies achieved. The increase in the Company's 401(k) match is related to the Company's discretionary matching component which changes in correlation to the Company's operating results. The Company's average FTE count was 8,621 in 2002 versus 8,365 in 2001.

Lender Services—Lender Services compensation expenses increased in both 2003 and 2002. The Company acquired LERETA and INFO1 in October and August 2003, respectively. Personnel costs in the Lender Services segment tend to increase during periods of increased sales volume and decrease when sales volume is lower. This is the case because a significant amount of work is required to set up new accounts. Once accounts are established, monitoring and maintenance activities are less labor intensive.

Corporate and Other—Corporate and Other salary and benefit costs increased $3.8 million, or 8.2% in 2003 over 2002 and decreased $21.4 million in 2002 over 2001. The increase in salaries and benefit costs in 2003 over 2002 relate to increase in employees at the Company's shared resources facility required due to growth in the Company's infrastructure, primarily in the information technology area, an increase in incentive compensation as a result of the Company's financial performance, as well as continued expansion of the Company's other services (an increase of $6.4 million), offset by the termination of the business of Primis, Inc., the Company's web-based provider of real estate services, of $11.3 million (see additional information under Exit and Termination Costs below). The decrease in 2002 over 2001 in Corporate and Other compensation expense relates to reduced personnel costs associated with the Primis business of $25.2 million, offset somewhat by $7.6 million in new businesses created by the residential inspection and commercial appraisal and assessment businesses. These businesses increased FTE headcount by 38 employees in 2002.

Agent Commissions. A summary of agent commissions and revenues related to the Title Insurance segment is as follows:

(dollars in thousands)

	2003	2002	2001
Agent Commission	**$1,511,641**	$1,116,214	$ 874,757
Agent Revenues	**1,885,449**	1,403,947	1,108,759
% Retained by Agents	**80.2%**	79.5%	78.9%

The commission rate paid to agents varies by geographic area in which the commission was paid and by individual agent agreement. The trend of increasing commission rates is attributable to increased competition for agents.

Provision for Policy and Contract Claims. The loss ratio (the provision for policy and contract claims as a percentage of operating revenues for the Title Insurance segment) was 5.8%, 4.2% and 4.0% in 2003, 2002, and 2001, respectively. Claims paid as a percentage of title insurance operating revenues were 3.2%, 3.7% and 3.8% in 2003, 2002 and 2001, respectively.

The adverse development on prior year loss reserves during 2003 was attributable to the emergence of a few large claims for policy years 2001 and 2002. Reserves for policy years 1999 and prior developed favorably in 2003. The favorable development on prior year loss reserves during 2002 and 2001 was attributable to lower than expected payment levels on recent issue years which included a high proportion of refinance business. The Company believes that the loss ratio will generally decrease over the next year.

Exit and Termination Costs. The Company incurred exit and termination costs on a pre-tax basis of $0.3 million, $13.4 million and $1.7 million in 2003, 2002 and 2001, respectively.

In October 2000, the Company acquired Primis, Inc., a web-based provider of real estate services. In 2001, the acceptance of Primis' technology by our customer base proved to be much slower than anticipated, necessitating a fourth quarter non-cash write-off of intangibles, including goodwill, acquired in the acquisition. In connection with the fourth quarter 2001 non-cash writeoff of $1.7 million, the Company incurred certain termination costs associated with facility and employee rationalization programs.

Additionally, on June 1, 2002, the Company entered into a joint venture agreement with The First American Corporation to combine its residential real estate valuation operations. Under the terms of the agreement, the Company contributed its former Primis residential appraisal production division to First American's eAppraiseIT subsidiary. In connection with the transaction, the Company exited the residential appraisal production business which had been unprofitable and recorded a charge of $13.4 million for exit, termination and other costs during 2002.

Finally, in 2003, the Company continued to rationalize and consolidate certain office space. The Company incurred charges of approximately $.8 million in the fourth quarter of 2003 related to its decision to consolidate office space in two markets.

Write-off of Capitalized Software and Intangibles. During the fourth quarter of 2001, the Company made a decision to scale back and write down prior investments in specific technology and appraisal business initiatives that resulted in two one-time charges. The first of these was a non-cash pre-tax charge of approximately $11.2 million resulting from the Company's decision to stop development of TitleQuest, its back office title production software. The second was a one-time non-cash pre-tax charge of $40.2 million related to impairment of acquisition related intangibles that resulted from the Primis acquisition. As noted above, Primis experienced performance levels below forecast due to slower than anticipated acceptance of its technology by the Company's customer base.

Additionally, in the fourth quarter of 2003, the Company identified 21 title plants with an aggregate book value of $4,932 that will not continue to be used or maintained. The Company took a charge to earnings to reflect the dimunition in value associated with these plants.

Amortization. Amortization expense increased substantially in 2003 over 2002 and decreased in 2002 from 2001. The increase in 2003 is related to the acquisition of approximately $363.0 million in businesses during 2003 and the related amortizable intangible assets acquired as a result of these acquisitions. The decrease in 2002 from 2001 is the result of the implementation of SFAS No. 142 on January 1, 2002, which eliminated the amortization of goodwill and long-lived intangible assets.

Interest Expense. Interest expense increased slightly in 2003 over 2002 and decreased by $.4 million in 2002 as compared to 2001. The increase for 2003 was related to the Company's convertible debt offering in November 2003 as well as additional debt acquired as the result of its acquisitions of Centennial Bank and other businesses. These increases were offset by lower levels of borrowings on the Company's other credit facilities. The decrease in 2002 from 2001 was the result of lower levels of borrowings outstanding.

Premium Taxes. Insurers are generally not subject to state income or franchise taxes. However, they are subject to a "premium tax" on certain operating revenues, depending on the state. Tax rates and their application to operating revenues vary from state to state. Premium taxes as a percentage of total title insurance revenues remained relatively constant during the last three years. This percentage was 1.3% in 2003, 1.4% in 2002 and 1.3% in 2001.

General, Administrative and Other. A summary of general, administrative and other expenses is as follows:

(dollars in thousands)

	2003	%	2002	%	2001	%
Title Insurance	**$399,835**	**83.2%**	$331,534	86.5%	$314,895	83.8%
Lender Services	**23,333**	**4.9%**	676	0.2%	—	0.0%
Corporate and Other	**57,416**	**11.9%**	50,994	13.3%	60,664	16.2%
Total	**$480,584**	**100.0%**	**$383,204**	**100.0%**	**$375,559**	**100.0%**

Title Insurance—Title Insurance general and administrative expenses increased by $68.3 million, or 20.6% in 2003 over 2002 and increased by $16.6 million, or 5.3% in 2002 over 2001. The increase in 2003 over 2002 is primarily related to incremental costs associated with servicing increases in total order volume, particularly in the area of outsourced services, as well as costs associated with new acquisitions. The increase in 2002 over 2001 was primarily related to higher servicing costs in 2002 due to increased order volumes. The Company is continuing to identify ways to streamline the process of producing title insurance policies and believes that these efforts could result in lower total costs to provide this insurance in future periods.

Lender Services—Lender Services general and administrative expenses increased in 2003 over 2002 and in 2002 over 2001 due to the acquisitions of LERETA and INFO1 in 2003 and the new services provided in the default services area in 2002.

Corporate and Other—Corporate and Other general and administrative expenses increased in 2003 by over 2002 and decreased in 2002 from 2001. The increase in these expenses in 2003 over 2002 is primarily related to the increased support particularly in the Information Technology area required to service the Company's increased national operations. The decrease in expenses in 2002 over 2001 relates primarily to the Company's Primis operations which were discontinued in 2002.

Income Taxes. The Company's effective income tax rate, which includes a provision for state income and franchise taxes for non-insurance subsidiaries, was 35.3%, 35% and 36% for the years ended December 31, 2003, 2002 and 2001, respectively. The differences in the effective tax rate were primarily due to changes in the ratio of permanent differences to income before taxes. Information related to the items included in the effective tax rate can be found in Note 10 to the Consolidated Financial Statements.

Net Income. The Company reported net income of $192.1 million or $10.31 per share on a diluted basis for 2003, compared to a net income of $149.4 million or $8.04 per share on a diluted basis for 2002 and a net income of $60.3 million or $3.24 per share on a diluted basis in 2001. All three years were affected by one-time write-offs of intangibles and capitalized software and exit and termination costs. Exclusive of these items, net income was $195.5 million or $10.49 per diluted share in 2003, $158.0 million or $8.51 per diluted share in 2002 and $94.2 million or $5.06 per diluted share in 2001.

Accounting Changes

On January 1, 2002 the Company adopted SFAS No. 141, *Business Combinations,* and No. 142, *Goodwill and Other Intangible Assets.* Under these new rules, goodwill (and intangible assets deemed to have indefinite lives) will no longer be amortized but will be subject to annual impairment tests. Other intangible assets will continue to be amortized over their useful lives.

In December 2002, FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure,* which amends SFAS No. 123, *Accounting for Stock-Based Compensation.* SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. The transition guidance and annual disclosure provisions of SFAS No.148 are effective for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The transition rules of this standard are not applicable since the Company continues to account for stock-based compensation under the guidance of APB Opinion 25. See Note 7 in the Notes to Consolidated Financial Statements for further discussion of the Company's stock-based plans.

In June 2002, FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities,* which is effective for periods after December 31, 2002. The statement requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at its fair value in the period in which the liability is incurred. Previously, these liabilities were required to be accrued at the time management committed to an activity. Costs required to be accrued included but are not limited to termination benefits provided to current employees that are involuntarily terminated, costs to terminate a contract that is not a capital lease, and costs to consolidate facilities or relocate employees. The Company adopted this statement in 2003 without a material impact to operating results.

In January 2003, the Financial Accounting Standards Board issued Interpretation ("FIN") No.46, *Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51.* The interpretation requires the consolidation of entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Prior to this Interpretation, entities were generally consolidated by an enterprise when the enterprise had a controlling financial interest through ownership of a majority voting interest in the entity. The Company adopted the provisions of this interpretation in the fourth quarter of 2003 related to its ownership interests in entities entered into prior to February 1, 2003 and in the second quarter of 2003 for entities entered into subsequent to February 1, 2003. There was no material impact to the Company's financial condition or results of operations resulting from implementation of this Interpretation. See additional disclosures regarding this Interpretation in Note 17 to the Consolidated Financial Statements.

In December 2003, FASB issued SFAS No. 132 (Revised 2003), *Disclosures Regarding Pension and Other Postretirement Benefit Plans.* This statement amends the disclosure requirements about the investment strategy of the Company with regards to its benefit plan assets as well as information surrounding the Company's contributions to the plan and the plan's anticipated payment stream to participants. This statement was effective on December 15, 2003, with the exception of anticipated benefit payment streams whose effective date is periods ending after June 15, 2004.

Liquidity and Capital Resources

Cash provided by operating activities for the years ended December 31, 2003, 2002, and 2001 was $305.1 million, $228.3 million and $137.6 million, respectively. The principal non-operating uses of cash and cash-equivalents for the three year period ending December 31, 2003 were for acquisitions, capital expenditures, additions to the investment portfolio and the repayment of debt. The most significant non-operating sources of cash and invested cash were the proceeds from the issuance in 2003 of the Company's $115.0 million 3.125% Convertible Senior Debentures due 2033, and the issuance in 2001 of $150.0 million of Senior Notes through a private placement which was used to repay outstanding debt on the Company's revolving credit facility and the proceeds from the sales and maturities of certain investments. The net of all activities was to increase cash and invested cash by $4.8 million, $57.1 million and $45.4 million for 2003, 2002 and 2001, respectively. As of December 31, 2003, the Company held cash and invested cash of $230.6 million and fixed-maturity securities of $1,043.8 million.

As noted above, the Company's operating results and cash-flows are heavily dependent on the real estate market, particularly in the Title Insurance segment. While the Company has continued to diversify its product portfolio over the last several years, a significant downturn in the real estate market would adversely impact the Company's cash-flows. The Company's business is labor intensive and changes to the real estate market are monitored closely and staffing levels are adjusted accordingly. There is typically a lag between changes in the real estate market and changes in personnel levels resulting in higher personnel costs in periods where the real estate market declines in advance of headcount reductions.

The Lender Services segment provides real estate tax payment and flood certification services for the life of loans for which it receives cash at loan closing. This revenue related to the long-term servicing is deferred and amortized over the life of the loan. Revenues, cash receipts and loans in the Company's industrial bank subsidiary are not dependent on the real estate industry but are dependent on the ability of the bank to attract deposits and qualified commercial customers. The Company believes that its product diversification efforts along with its management of operating expenses and significant working capital position will enhance its ability to manage cash resources through declines in the real estate market.

The Company has acquired, or entered into agreements to acquire, several businesses. During 2003, the Company completed acquisitions of approximately $363.0 million. The 2003 purchases were funded through a mixture of cash, invested cash, investments and utilization of the Company's various credit facilities. The Company has entered into an agreement to purchase a title agency in the Southern California marketplace that is expected to close in the first half of 2004 for a purchase price of approximately $100.0 million. The Company will continue to selectively evaluate additional acquisitions should attractive candidates be identified.

On November 6, 2003, the Company entered into a new five-year credit arrangement with SunTrust Bank, individually and as administrative agent for a syndicate of selected other banks, pursuant to which a credit facility, in the aggregate principal amount of up to $200.0 million, was established. This line of credit replaced the Company's prior six-year credit facility with Bank of America that expired on November 6, 2003. The Company has $200.0 million available under the facility as of December 31, 2003. The facility contains certain restrictive covenants, including a minimum debt to capital ratio, an interest coverage ratio and maintenance of statutory surplus. The Company was in compliance with all such covenants at December 31, 2003.

Additionally, in the fourth quarter of 2003, the Company privately issued $115.0 million of its 3.125% Convertible Senior Debentures due 2033. The Company utilized the proceeds from this issue for general corporate purposes including financing on a long-term basis a portion of the purchase price of certain of the acquisitions noted above. The debentures are initially convertible into common stock at a conversion rate of 14.9162 shares per $1,000 principal amount of the debentures. For additional information see Part II, Item 5 "Recent Sales of Unregistered Securities." In February 2004, the Company filed a registration statement on Form S-3 to register both the debentures and common stock associated with this transaction. The Company may elect to issue additional debt securities should the timing and interest yields prove to be attractive.

The Company's debt, as a percentage of total capitalization, was 23.9% as of December 31, 2003 as compared to 17.9% as of December 31, 2002. This increase is due to the Company's issuance of the Convertible Debentures as well as debt acquired primarily from the acquisition of Centennial. See additional information related to the Company's debt obligations in Note 14 to the Consolidated Financial Statements.

In each of the preceding three years, the Board of Directors has approved stock repurchase programs. In February 2002 and 2003, the Board approved one year authorization programs allocating $40.0 million in each year to repurchase up to 1.25 million shares or 7% of the Company's existing stock over the following twelve months. In December 2001, the Board of Directors approved a program allocating $25.0 million to repurchase up to 1.25 million shares or 7% of the Company's outstanding stock over the following twelve months. In February 2004, the Board approved a one-year program allocating $50.0 million to repurchase up to 1.25 million shares or 7% of the Company's existing common stock over the following twelve months. As a result of these programs, the Company has repurchased approximately 572,000 shares for an aggregate purchase price of $19.1 million.

During the first quarter of 2001, 2.2 million shares of the Company's preferred stock were converted to 4.8 million shares of common stock. This conversion decreased the amount of preferred dividends paid by $7.7 million on an annual basis. The common shares issued upon conversion receive dividends at the same rate paid on all other outstanding common shares.

Off-Balance Sheet Arrangements and Contractual Obligations

The Company administers escrow and trust deposits as a service to its customers. These deposits totaled $2.0 billion and $1.7 billion at December 31, 2003 and 2002, respectively. Escrow and trust deposits are not considered assets of the Company and are not included in the accompanying balance sheets. However, the Company remains contingently liable for the disposition of these deposits.

Additionally, the Company facilitates tax-deferred property exchanges for customers pursuant to Section 1031 of the Internal Revenue Code. As a facilitator and intermediary, the Company holds the proceeds from sales transactions until a qualified acquisition occurs. These deposits totaled $524.3 million and $299.4 million at December 31, 2003 and 2002, respectively. Similarly, the Company also facilitates tax-deferred reverse exchanges pursuant to Revenue Procedure 2000-37. These exchanges require the Company, using the customer's funds, to acquire qualifying property on behalf of the customer and take temporary title to the customer's property until a qualifying acquisition occurs. Reverse property exchanges totaled $183.7 million and $90.2 million at December 31, 2003 and 2002, respectively. Due to the structure utilized to facilitate these transactions, like-kind exchanges and reverse exchanges are not considered assets of the Company and are not included in the accompanying consolidated balance sheets. However, the Company remains contingently liable for the transfers of property, disbursement of proceeds and the return on the proceeds at the agreed upon rate.

The Company, in the ordinary course of business, enters into business arrangements that fall within the scope of FIN No. 45, *Guarantors Accounting and Disclosure Requirements Including Guarantees of Indebtedness of Others,* and FIN No. 46, *Variable Interest Entities,* both of which the Company adopted in 2003. There were no arrangements in these categories that are reasonably likely to have a material impact on the Company's current or future operations, financial condition or results of operations. Required disclosures are in Notes 13 and 17 to the Consolidated Financial Statements.

A summary of the Company's contractual obligations and commercial commitments is as follows:

	Payment Due By Period *(dollars in thousands)*				
Contractual Obligations	**Total**	**Less than 1 Year**	**1-3 Years**	**3-5 Years**	**More than 5 Years**
Long-Term Debt Obligations	$327,358	$19,144	$73,387	$60,284	$174,573
Operating Lease Obligations	176,809	59,121	76,481	35,799	5,408
Purchase Obligations [1]	15,448	12,081	2,967	400	—
Total Obligations	$519,615	$90,346	$152,835	$96,483	$179,951

(1) The Company included all purchase obligations in excess of $100,000 in value irrespective of their termination dates. These include annually renewable corporate insurance programs, payments required under software licensing agreements, vehicle leasing arrangements, annual line of credit availability fees and fees to certain joint venture partners. Purchase obligations not exceeding $100,000 were not material to the Company, either individually or in the aggregate.

Interest Rate Risk

The following table provides information about the Company's financial instruments that are sensitive to changes in interest rates. For investment securities, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. Actual cash flows could differ from the expected amounts.

INTEREST RATE SENSITIVITY

Principal Amount by Expected Maturity – Average Interest Rate *(dollars in thousands)*

	2004	2005	2006	2007	2008	2009 and After	Total	Fair Value
Assets:								
Taxable available-for-sale securities:								
Book value	$10,679	$75,420	$52,961	$46,253	$66,778	$360,406	$612,497	$635,735
Average yield	4.85%	4.50%	4.78%	4.76%	4.42%	5.22%	4.96%	
Non-taxable available-for-sale securities:								
Book value	13,617	17,573	12,126	11,531	27,652	296,747	379,246	402,524
Average yield	3.71%	3.97%	4.49%	4.40%	4.43%	4.48%	4.42%	
Preferred stock:								
Book value	—	—	—	—	—	5,497	5,497	5,568
Average yield	—	—	—	—	—	2.09%	2.09%	

The Company also has long-term debt of $327.4 million bearing interest at an average rate of 5.14% at December 31, 2003. A 0.25% change in the interest rate would affect income before income taxes by approximately $.8 million annually

QUARTERLY STOCK PRICES AND DIVIDENDS

	Price Range				Price Range		
Year Ended December 31, 2002	High	Low	Dividends	Year Ended December 31, 2003	High	Low	Dividends
First Quarter	$34.63	$25.55	$0.05	First Quarter	$40.10	$35.50	$0.05
Second Quarter	$36.85	$29.19	$0.05	Second Quarter	$48.91	$39.40	$0.07
Third Quarter	$36.70	$25.25	$0.07	Third Quarter	$50.54	$43.55	$0.07
Fourth Quarter	$38.30	$29.60	$0.07	Fourth Quarter	$53.18	$44.60	$0.10

SELECTED FINANCIAL DATA

YEARS ENDED DECEMBER 31 ($ in thousands—except per share amounts)

	2003	2002	2001	2000	1999
Revenues	**$ 3,406,002**	$ 2,586,550	$ 2,170,477	$ 1,802,405	$ 2,048,013
Net income	**192,120**[1]	149,352[2]	60,266[3]	(80,766)[4]	54,317
Net income (loss) per common share	**10.43**	8.10	3.42	(6.60)	3.21
Net income (loss) per common share assuming dilution	**10.31**	8.04	3.24	(6.60)	2.79
Dividends per common share	**0.34**	0.24	0.20	0.20	0.20
Total assets	**2,717,460**	1,910,832	1,707,481	1,618,957	1,657,921
Shareholders' equity	**$ 1,044,478**	863,620	727,493	644,100	730,703

(1) In 2003, the Company recorded exit and termination costs, net of tax of $170 related to facility rationalization programs with an offset related to reductions in the Primis accruals established in 2002. Additionally, the Company recorded title plant impairments net of tax of $3,191.

(2) In 2002, the Company recorded exit and termination costs net of tax of $8,690 related to its Primis operations.

(3) In the fourth quarter of 2001, the Company reassessed the carrying value of intangibles and capitalized software which resulted in net of tax charges to earnings of $32,893. See Note 18 to the Consolidated Financial Statements.

(4) The net loss reported by the Company for the fiscal year ended December 31, 2000 resulted from a change in the Company's method for assessing the recoverability of goodwill (not associated with impaired assets) during the fourth quarter of 2000 which resulted in net of tax charges of $110,369.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders, LandAmerica Financial Group, Inc.

We have audited the accompanying consolidated balance sheets of LandAmerica Financial Group, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of LandAmerica Financial Group, Inc. and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As explained in Note 20 to the financial statements, in 2002 the Company changed its method of accounting for goodwill and intangible assets.

Ernst + Young LLP

Richmond, Virginia
February 18, 2004

CONSOLIDATED BALANCE SHEETS

LandAmerica Financial Group, Inc. and Subsidiaries

DECEMBER 31 (In thousands of dollars)

ASSETS	**2003**	2002
INVESTMENTS (Note 2):		
Fixed maturities available-for-sale – at fair value		
(amortized cost: 2003 – $997,240; 2002 – $937,159)	**$ 1,043,827**	$ 991,494
Equity securities – at fair value (cost: 2003 – $26,262; 2002 – $23,395)	**33,462**	23,669
Federal funds sold	**525**	—
Invested cash	**177,771**	183,517
Total Investments	**1,255,585**	1,198,680
CASH	**52,877**	42,363
LOANS RECEIVABLE (Note 3)	**260,471**	1,172
ACCRUED INTEREST RECEIVABLE	**14,775**	15,147
NOTES AND ACCOUNTS RECEIVABLE:		
Notes (less allowance for doubtful accounts:		
2003 – $3,765; 2002 – $4,454)	**13,543**	10,109
Trade accounts receivable (less allowance for doubtful accounts:		
2003 – $12,681; 2002 – $6,102)	**94,632**	69,549
Total Notes and Accounts Receivable	**108,175**	79,658
PROPERTY AND EQUIPMENT – at cost (less accumulated depreciation		
and amortization: 2003 – $169,667; 2002 – $136,788)	**99,562**	66,975
TITLE PLANTS (Notes 1 and 18)	**99,534**	96,995
GOODWILL (Notes 1, 16 and 20)	**425,159**	201,658
INTANGIBLE ASSESTS (less accumulated amortization		
2003 – $6,982) (Notes 1 and 6)	**158,234**	962
DEFERRED INCOME TAXES (Note 10)	**134,235**	111,883
OTHER ASSETS	**108,853**	95,375
Total Assets	**$ 2,717,460**	$ 1,910,832

DECEMBER 31 (In thousands of dollars)

LIABILITIES	2003	2002
POLICY AND CONTRACT CLAIMS (Notes 4 and 6)	**$ 659,571**	$ 574,467
DEPOSITS (Note 5)	**203,954**	—
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	**276,938**	237,255
FEDERAL INCOME TAXES (Note 10)	—	17,549
NOTES AND CONTRACTS PAYABLE (Note 14)	**327,358**	188,476
DEFFERED SERVICE ARRANGEMENTS	**163,462**	2,892
OTHER	**41,699**	26,573
Total Liabilities	**1,672,982**	1,047,212
COMMITMENTS AND CONTINGENCIES (Notes 13)		
SHAREHOLDERS' EQUITY (Notes 7 and 8)		
Common stock, no par value, 45,000,000 shares authorized, shares issued and outstanding: 2003 – 18,814,522; 2002 – 18,348,944	**520,897**	509,540
Accumulated other comprehensive loss	**(16,501)**	(198)
Retained earnings	**540,082**	354,278
Total Shareholders' Equity	**1,044,478**	863,620
Total Liabilities and Shareholders' Equity	**$ 2,717,460**	$ 1,910,832

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

LandAmerica Financial Group, Inc. and Subsidiaries

YEARS ENDED DECEMBER 31 (In thousands of dollars except per common share amounts)

	2003	2002	2001
REVENUES			
Operating revenues	**$ 3,345,402**	$ 2,533,544	$ 2,119,474
Investment and other income (Note 9)	**52,087**	51,691	50,789
Net realized investments gains (Notes 2 and 9)	**8,513**	1,315	214
	3,406,002	2,586,550	2,170,477
EXPENSES (Notes 3, 4, 12, 13, 14, 18 and 19)			
Agents' commissions	**1,511,641**	1,116,214	874,757
Salaries and employee benefits	**859,051**	691,345	640,149
General, administrative and other	**480,584**	383,204	375,559
Provision for policy and contract claims	**188,649**	105,817	83,819
Premium taxes	**43,920**	34,024	26,858
Exit and termination costs	**262**	13,370	1,685
Interest expense	**13,082**	12,379	12,766
Amortization	**6,941**	425	9,323
Write-off of intangibles and capitalized software	**4,932**	—	51,396
	3,109,062	2,356,778	2,076,312
INCOME BEFORE INCOME TAXES	**296,940**	229,772	94,165
INCOME TAX EXPENSE (Note 10)			
Current	**104,873**	54,574	35,245
Deferred	**(53)**	25,846	(1,346)
	104,820	80,420	33,899
NET INCOME	**192,120**	149,352	60,266
DIVIDENDS – PREFERRED STOCK	**—**	—	(145)
NET INCOME AVAILABLE TO COMMON SHAREHOLDERS	**$ 192,120**	$ 149,352	$ 60,121
NET INCOME PER COMMON SHARE (Note 11)	**$ 10.43**	$ 8.10	$ 3.42
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	**18,422**	18,438	17,574
NET INCOME PER COMMON SHARE ASSUMING DILUTION (Note 11)	**$ 10.31**	$ 8.04	$ 3.24
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING ASSUMING DILUTION	**18,636**	18,580	18,617

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

LandAmerica Financial Group, Inc. and Subsidiaries

YEARS ENDED DECEMBER 31 (In thousands of dollars)

	2003	2002	2001
Cash flows from operating activities:			
Net income	**$ 192,120**	$ 149,352	$ 60,266
Depreciation and amortization	**25,878**	17,799	34,640
Amortization of bond premium	**5,698**	4,111	2,942
Write-off of intangibles and capitalized software (Note 2)	**4,932**	—	51,396
Realized investment (gains)	**(8,513)**	(1,315)	(214)
Deferred income tax	**53**	25,846	(1,346)
Equity in earnings of unconsolidated subsidiaries	**16,898**	9,817	3,580
Change in assets and liabilities, net of businesses acquired:			
Accrued interest receivable	**1,757**	535	954
Notes receivable	**(179)**	(1,336)	2,238
Accounts receivable	**22,557**	(9,172)	(21,707)
Income taxes receivable/payable	**(20,179)**	13,896	8,132
Policy and contract claims	**84,504**	13,029	4,640
Accounts payable and accrued expenses	**(5,081)**	15,836	(7,726)
Deferred service arrangements	**4,633**	1,008	208
Other	**(19,979)**	(11,111)	(409)
Net cash provided by operating activities	**305,099**	228,295	137,594
Cash flows from investing activities:			
Purchase of property and equipment, net	**(33,620)**	(15,844)	(35,439)
Proceeds from sale-leaseback of furniture and equipment (Note 10)	—	—	10,000
Purchase of business, net of cash acquired (Note 14)	**(308,192)**	(13,169)	(16,540)
Investments in unconsolidated subsidiaries	**(8,877)**	(8,270)	(4,604)
Dividends received from unconsolidated subsidiaries	**12,661**	8,107	4,486
Change in cash surrender value of life insurance	**(2,983)**	1,650	2,918
Cost of investments acquired:			
Fixed maturities – available-for-sale	**(587,958)**	(523,244)	(378,018)
Equity securities	**(10,962)**	(24,629)	—
Proceeds from investment sales or maturities:			
Fixed maturities – available-for-sale	**551,231**	447,111	313,521
Equity securities	**9,031**	1,166	—
Net change in federal funds sold	**9,406**	—	—
Change in loans receivable	**(11,177)**	364	8,116
Net cash used in investing activities	**(381,440)**	(126,758)	(95,560)
Cash flows from financing activities:			
Net change in deposits	**(4,445)**	—	—
Proceeds from the exercise of options	**14,057**	4,011	5,923
Cost of common shares repurchased	**(2,700)**	(16,266)	(97)
Repayment of cash surrender value loan	—	(6,966)	(4,893)
Dividends paid	**(6,316)**	(4,419)	(3,764)
Proceeds from issuance of notes payable	**119,104**	1,574	160,322
Payments on notes payable	**(38,591)**	(22,361)	(154,106)
Net cash provided by (used in) financing activities	**81,109**	(44,427)	3,385
Net increase in cash and invested cash	**4,768**	57,110	45,419
Cash and invested cash at beginning of year	**225,880**	168,770	123,351
Cash and invested cash at end of year	**$ 230,648**	$ 225,880	$ 168,770

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

LandAmerica Financial Group, Inc. and Subsidiaries

YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001 (In thousands of dollars except per common share amounts)

	Preferred Stock		Common Stock		Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders' Equity
	Shares	Amounts	Shares	Amounts			
BALANCE – December 31, 2000	2,200,000	$175,700	13,518,319	$ 340,269	$ (4,712)	$ 152,843	$ 664,100
Comprehensive income:							
Net income	—	—	—	—	—	60,266	60,266
Other comprehensive income (loss) (Notes 2 and 7)							
Net unrealized gains on securities, net of tax $3,121 (Note 6)	—	—	—	—	10,507	—	10,507
Minimum pension liability adjustment, net of tax $(5,310) (Note 10)	—	—	—	—	(9,442)	—	(9,442)
							61,331
Common stock retired	—	—	(3,600)	(97)	—	—	(97)
Stock options and incentive plans	—	—	244,659	5,923	—	—	5,923
Preferred stock conversion	(2,200,000)	(175,700)	4,824,559	175,700	—	—	—
Preferred dividends (7%)	—	—	—	—	—	(145)	(145)
Common dividends ($0.20/share)	—	—	—	—	—	(3,619)	(3,619)
BALANCE – December 31, 2001	—	—	18,583,937	521,795	(3,647)	209,345	727,493
Comprehensive income:							
Net income	—	—	—	—	—	149,352	149,352
Other comprehensive income (loss) (Notes 2 and 7)							
Net unrealized gains on securities net of tax $15,992 (Note 6)	—	—	—	—	29,701	—	29,701
Minimum pension liability adjustment, net of tax $(14,986) (Note 10)	—	—	—	—	(26,252)	—	(26,252)
							152,801
Common stock retired	—	—	(507,150)	(16,266)	—	—	(16,266)
Stock options and incentive plans	—	—	272,157	4,011	—	—	4,011
Common dividends ($0.24/share)	—	—	—	—	—	(4,419)	(4,419)
BALANCE – December 31, 2002	—	—	18,348,944	509,540	(198)	354,278	863,620
Comprehensive income:							
Net income	—	—	—	—	—	192,120	192,120
Other comprehensive loss (Notes 2 and 7)							
Net unrealized loss on securities net of tax $ (301) (Note 7)	—	—	—	—	(520)	—	(520)
Minimum pension liability adjustment, net of tax $ 8,974 (Note 12)	—	—	—	—	(15,783)	—	(15,783)
							175,817
Common stock retired	—	—	(62,000)	(2,700)	—	—	(2,700)
Stock options and incentive plans	—	—	527,578	14,057	—	—	14,057
Common dividends ($0.34/share)	—	—	—	—	—	(6,316)	(6,316)
BALANCE – December 31, 2003	$ —	$ —	18,814,522	$ 520,897	$ (16,501)	$ 540,082	$ 1,044,478

See Notes to Consolidated Financial Statements.

YEARS ENDED DECEMBER 31, 2003, 2002, and 2001 (In thousands of dollars except per common share amounts)

1. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements of LandAmerica Financial Group, Inc. (the "Company") and its wholly owned subsidiaries have been prepared in conformity with accounting principles generally accepted in the United States which differ from statutory accounting practices prescribed or permitted by regulatory authorities for its insurance company subsidiaries.

Organization

The Company is engaged principally in the title insurance business. Title insurance policies are insured statements of the condition of title to real property, showing ownership as indicated by public records, as well as outstanding liens, encumbrances and other matters of record and certain other matters not of public record. The Company's business results primarily from resales and refinancings of residential real estate and to a lesser extent, from commercial transactions and the sale of new housing.

The Company, through its principal subsidiaries, is one of the largest title insurance companies in the United States. The Company's title insurance underwriters – Commonwealth Title Insurance Company, Lawyers Title Insurance Corporation and Transnation Title Insurance Company – together issue the majority of the Company's insurance products in 50 states, Mexico, Canada, the Caribbean and Latin America. Additionally, the Company provides a broad array of escrow and other title related services including collection and trust activities, recordings and property data and disclosure services. These services are included in the Title Insurance business segment.

Additionally, the Company has diversified into other real estate transaction products and services including tax monitoring and flood certification services, default management services and mortgage credit reporting to lenders. These businesses are included in the Lender Services segment.

Finally, the Company operates an industrial bank, provides inspection services on commercial and residential real estate and commercial appraisal and valuation services. These services, along with the unallocated portion of the corporate expenses related to the Company's corporate offices in Richmond, Virginia (including unallocated interest expense) have been included in the Corporate and Other Business segment.

See Note 21 for additional information regarding the Company's business segments.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts and operations, after intercompany eliminations, of the Company and its subsidiaries. The Company's investments in non-majority owned partnerships and affiliates that are not variable interest entities are accounted for on the equity method. The Company also consolidates any variable interest entity of which it is the primary beneficiary in accordance with Financial Accounting Standards Board Interpretation Number ("FIN") No. 46, *Variable Interest Entities*.

Reclassification

Certain 2002 and 2001 amounts have been reclassified to conform to the 2003 presentation.

Investments

The Company records its fixed-maturity and equity security investments, which are classified as available-for-sale at fair value, and reports the change in the unrealized appreciation and depreciation as a separate component of shareholders' equity. The amortized cost of fixed-maturity investments classified as available-for-sale is adjusted for amortization of premiums and accretion of discounts. That amortization or accretion is included in net investment income.

Realized gains and losses on sales of investments as well as declines in value of a security considered to be other than temporary are recognized in operations on the specific identification basis.

The high investment grade mortgage-backed bond portion of the fixed-maturity securities portfolio is accounted for on the retrospective method. For the non-investment grade mortgage-backed bond portion of the fixed maturity securities portfolio, the prospective method is used.

Loans Receivable

Loans Receivable are carried at face value net of participations sold, unearned discounts and deferred loan fees and the allowance for losses. Interest is accrued daily on a simple-interest basis, except where reasonable doubt exists as to the collectibility of the interest, in which case the accrual of interest is discontinued. Unearned discounts and deferred loan fees are recognized using the interest method.

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 91, *Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases*, certain origination fees and direct costs associated with lending are capitalized and amortized over the respective lives of the loans receivable as a yield adjustment using the interest method.

Accounts Receivable

Accounts receivable are carried at face value which approximates fair value. The allowance for doubtful accounts receivables represents an estimate of amounts considered uncollectible and is determined based on management's evaluation of historical collection experience, adverse situations which may affect an individual customer's ability to repay as well as prevailing economic conditions.

Title Plants

Title plants consist of title records relating to a particular region and are generally stated at cost. Expenses associated with current maintenance, such as salaries and supplies, are charged to expense in the year incurred. The costs of acquired title plants and the building of new title plants, prior to the time that a plant is put into operation, are capitalized. Properly maintained title plants are not amortized or depreciated because there is no indication of diminution in their value.

Intangible Assets

Intangible assets primarily include capitalized customer relationships, non-competition arrangements and debt offering costs. These assets were initially recognized and measured in accordance with SFAS No. 141, *Business Combinations*, at fair value. These assets are amortized on a straight-line basis over 3 to 20 years. Amortization expense for the next five years is anticipated to be $18,456 – 2004, $18,456 – 2005, $18,456 – 2006, $18,451 – 2007 and $17,662 – 2008.

Property and Equipment

Property and equipment, including capitalized software costs, is recorded at cost less accumulated depreciation and is depreciated principally on a straight-line basis over the useful lives of the various assets, which range from three to forty years. Leasehold improvements are depreciated on a straight-line basis over the lesser of the term of the applicable lease or the estimated useful lives of such assets. Capitalized software costs are capitalized from the time of technological feasibility is established until the software is ready for use.

Goodwill

On January 1, 2002, the Company adopted SFAS No. 142, *Goodwill and Other Intangibles*. This statement addresses financial accounting and reporting for goodwill and other intangible assets. In accordance with SFAS No. 142, goodwill is no longer amortized but rather is tested annually for impairment. The Company has selected October 1 as the annual valuation date to test goodwill for impairment. No impairment was identified in the Company's annual test. See further details in Notes 16 and 20.

Prior to January 1, 2002, goodwill for businesses acquired prior to July 1, 2001 was amortized on a straight-line basis over its estimated useful life, principally over a forty-year period. The Company assessed the recoverability of goodwill in 2001 by estimating the future discounted cash flows of the businesses to which the goodwill related. Estimated cash flows were determined by aggregating the Company's business to an operational and organizational level for which meaningful identifiable cash flows could be determined. When estimated future discounted cash flows were less than the carrying amount of the net assets (tangible and identifiable intangible) and related goodwill, impairment losses of goodwill were charged to operations. Impairment losses, limited to the carrying amount of goodwill, represented the sum of the carrying amount of the net assets (tangible and identifiable intangible) and goodwill in excess of the discounted cash flows of the business being evaluated. In determining the estimated future cash flows, the Company considered current and projected future levels of income as well as business trends, prospects and market and economic conditions.

Impairment of Long-lived Assets

On January 1, 2002, the Company adopted SFAS No. 144, *Accounting for Impairment or Disposal of Long-Lived Assets*. This standard requires that the Company test long-lived assets for impairment whenever there are recognized events or changes in circumstances that could affect the carrying value of the long-lived assets. If indicators of impairment are present, the Company estimates the future cash flows expected to be generated from the use of those assets and their eventual disposal. In the fourth quarter of 2003, the Company identified certain title plants that were impacted by events in their individual marketplaces. The Company took a charge of $4,932 associated with these title plants to adjust the carrying value to appropriate levels. See Note 18 for additional information.

Loans Receivable Allowance

The allowance for loan losses is established through a provision for loan losses. A loan is charged off against the allowance for loan losses when the Company believes that collectibility of the principal is unlikely. The allowance is an amount that management believes is adequate to absorb estimable and probable losses on existing loans and contracts. The Company takes into consideration changes in the nature and volume of its portfolio, overall portfolio quality, prior loss experience, review of specific problem loans and contracts, regulatory guidelines and current economic conditions that may affect the borrower's ability to pay. Additionally, certain regulatory agencies, as part of their examination process, periodically review the Company's allowance for loan losses. These agencies may require adjustments to the allowance based on their judgment regarding information made available to them.

Loans receivable are impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans receivable are generally measured at the present value of expected cash flows discounted at the loan's effective interest rate. In the case of collateral-dependent loans, impairment is based on the fair value of the collateral.

Policy and Contract Claims Liability

Liabilities for estimated losses and loss adjustment expenses represent the estimated ultimate net cost of all reported and unreported losses incurred for policies in which revenue has been recognized through December 31, 2003. Reported claims are reserved based on a review by the Company as to the estimated amount of the claims and costs required to settle the claim. The reserves for unpaid losses and loss adjustment expenses are estimated using historical loss and loss development analyses. Title insurance reserve estimates are subject to a significant degree of inherent variability due to the length of time over which claim payments are made and the effects of external factors such as general economic conditions. Although management believes that the reserve for policy and contract claims is reasonable, it is possible that the Company's actual incurred policy and contract claims will not conform to the assumptions inherent in the determination of these reserves. Accordingly, the ultimate settlement of policy and contract claims may vary significantly from the estimates included in the Company's financial statements. Management believes that the reserves for losses and loss adjustment expenses are adequate. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known; such adjustments are included in current operations.

Income Taxes

Deferred income taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts. Future tax benefits are recognized to the extent that realization of such benefits are more likely than not.

Escrow and Trust Deposits

As a service to its customers, the Company administers escrow and trust deposits which amounted to approximately $1,992,242 and $1,680,056 at December 31, 2003 and 2002, respectively, representing undisbursed amounts received for settlements of mortgage loans and indemnities against specific title risks. These funds are not considered assets of the Company and, therefore, are excluded from the accompanying consolidated balance sheets.

Revenue Recognition

Title Insurance – Premiums on title insurance written by the Company's employees are recognized as revenue when the Company is legally or contractually entitled to collect the premium. Revenues from title policies issued by independent agents are generally recognized when reported by the agent and are recorded on a "gross" (before the deduction of agent commissions) versus "net" basis. Title search and escrow fees are recorded as revenue when the order is closed.

Lender Services – Revenue is recognized for property tax and hazard information services on a straight-line basis over the anticipated life of the loan. For these services, fees are received in advance for the entire period that a loan will be serviced. The amount not recognized as revenue in the financial statements in the period received is reported in the accompanying balance sheet as deferred service arrangements in accordance with Staff Accounting Bulletin No. 101, *Revenue Recognition in Financial Statements*. The amortization period is evaluated quarterly to determine if there have been changes in the estimated life of the loan and/or changes in the number and/or timing of prepayments.

Revenue is generally recognized on other lender services products at the time of delivery, as the Company has no significant ongoing obligation after delivery.

Corporate and Other – Interest income is recognized by the Company's industrial bank subsidiary on the outstanding principal balance using the accrual basis of accounting. Loan origination fees and related direct loan costs are deferred and recognized over the life of the loan. Loans are typically classified as non-accrual if they miss three or more contractual payments. Loans may be returned to accrual status when all principal and interest amounts contractually due (including arrearages) are reasonably assured of repayment within an acceptable period of time, in accordance with the contractual interest and principal payment terms of interest and principal.

While a loan is classified as non-accrual and future collectibility of the recorded loan balance is doubtful, collections of interest and principal are generally applied as a reduction to principal outstanding. When the future collectibility of the recorded loan balance is expected, interest may be recognized on a cash basis.

Like Kind Exchanges

Through one of its non-insurance subsidiaries the Company facilitates tax deferred property exchanges for customers pursuant to Section 1031 of the Internal Revenue Code. Acting as a qualified intermediary, the Company holds the proceeds from sales transactions until a qualifying acquisition occurs, thereby assisting its customers in deferring the recognition of taxable income. At December 31, 2003 and 2002, the Company was holding $524,266 and $299,415, respectively, of such proceeds which are not considered assets of the Company and are, therefore, excluded from the accompanying consolidated balance sheets. The Company also facilitates tax-deferred property exchanges for customers pursuant to Revenue Procedure 2001-37, so-called "reverse exchanges." These reverse exchanges require the Company to take title to the customer's property until a qualifying acquisition occurs. Through these reverse exchanges the Company acquires property on behalf of customers using funds provided by the customers or from non-recourse loans arranged by the customer. The property is triple net leased to the customer and the customer fully indemnifies the Company against all risks associated with ownership of the property. The Company does not record these reverse exchanges which amounted to $183,746 and $90,241 at December 31, 2003 and 2002, respectively, on its financial statements.

Statement of Cash Flows

For purposes of the statement of cash flows, cash and invested cash are combined to present liquidity information.

Fair Values of Financial Instruments

The carrying amounts reported in the balance sheet for cash and invested cash, short-term investments, premiums receivable and certain other assets approximate those assets' fair values. Fair values for investment securities are based on quoted market prices. The fair value of the fixed-rate portion of the Company's long-term debt is estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The remaining portion of the Company's long-term debt approximates fair value since the interest rate is variable. Additionally, the Company's loans receivable and deposits are estimated using a discounted cash-flow analysis. The Company has no other material financial instruments. See Notes 3, 5 and 14.

Stock-Based Compensation

The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25") otherwise known as the intrinsic value method, and accordingly, recognizes no compensation expense for the stock option grants.

In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure*, which amends SFAS No. 123, *Accounting for Stock-Based Compensation*. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS No. 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The transition rules of this standard are not applicable since the Company continues to account for stock-based compensation under the guidance of APB 25.

Pro forma information regarding net income and earnings per share is required by SFAS No. 148 and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value of these options was estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 2002: risk-free interest rate of 5.31%, dividend yield of .62%, volatility factor of the expected market price of the Company's Common Stock of .475 and a weighted-average expected life of the options of approximately eight years. There were no options issued in 2003.

The Black-Scholes option valuation method was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

The following pro forma information shows the Company's net income and earnings per basic and diluted share if compensation expense for the Company's employee stock options issued in 2003, 2002 and 2001 had been determined based on the fair value method of accounting:

	2003	2002	2001
Net income as reported	**$ 192,120**	$ 149,352	$ 60,266
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	**(1,290)**	(2,580)	(2,525)
Pro forma net income	**190,830**	146,772	57,741
Dividends – preferred stock	**—**	—	(145)
Pro forma net income available to common shareholders	**$ 190,830**	$ 146,772	$ 57,596
Earnings per share:			
Basic – as reported	**$ 10.43**	$ 8.10	$ 3.42
Basic – pro forma	**$ 10.36**	$ 7.96	$ 3.28
Diluted – as reported	**$ 10.31**	$ 8.04	$ 3.24
Diluted – pro forma	**$ 10.25**	$ 7.96	$ 3.28

Exit and Termination Costs

In January 2003, the Company adopted SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, which was effective for periods after December 31, 2002. The statement requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at its fair value in the period in which the liability is incurred. Previously, these liabilities were required to be accrued at the time management committed to an activity. Costs required to be accrued include but are not limited to termination benefits provided to current employees that were involuntarily terminated, costs to terminate a contract that was not a capital lease, and costs to consolidate facilities or relocate employees. The impact of implementation of this standard was not material.

2. Investments

The amortized cost and estimated fair value of investments in fixed maturities available for sale at December 31, 2003, and 2002 were as follows:

	2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	**$ 88,921**	**$ 3,141**	**$ 148**	**$ 91,914**
Obligations of states and political subdivisions	**417,934**	**23,445**	**269**	**441,110**
Fixed maturities issued by foreign governments	**1,478**	**2**	**—**	**1,480**
Public utilities	**23,025**	**1,470**	**10**	**24,485**
Corporate securities	**344,337**	**17,693**	**800**	**361,230**
Mortgage-backed securities	**116,049**	**2,137**	**140**	**118,046**
Preferred stock	**5,496**	**84**	**18**	**5,562**
Fixed maturities available-for-sale	**$ 997,240**	**$ 47,972**	**$ 1,385**	**$ 1,043,827**

	2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$ 45,641	$ 4,144	$ —	$ 49,785
Obligations of states and political subdivisions	394,971	24,336	120	419,187
Fixed maturities issued by foreign governments	8,258	94	—	8,352
Public utilities	50,447	2,077	—	52,524
Corporate securities	325,171	19,596	184	344,583
Mortgage-backed securities	103,652	4,628	68	108,212
Preferred stock	9,019	16	184	8,851
Fixed maturities available-for-sale	$ 937,159	$ 54,891	$ 556	$ 991,494

The amortized cost and estimated fair value of fixed-maturity securities at December 31, 2003 by contractual maturity for available-for-sale securities are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations.

	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 24,296	$ 24,667
Due after one year through five years	368,716	387,884
Due after five years through ten years	329,222	348,198
Due after ten years	158,957	165,032
Mortgage-backed securities	116,049	118,046
	$ 997,240	$ 1,043,827

Realized and unrealized gains (losses) representing the change in difference between fair value and cost (principally amortized cost for fixed maturities) on fixed maturities and equity securities for the three years ended December 31, are as follows:

	Realized	Change in Unrealized
2003		
Fixed maturities	**$ 7,710**	**$ (7,748)**
Equity securities	**803**	**6,927**
	$ 8,513	**$ (821)**
2002		
Fixed maturities	$ 1,383	$ 45,419
Equity securities	(68)	274
	$ 1,315	$ 45,693
2001		
Fixed maturities	$ 289	$ 12,578
Equity securities	(75)	1,050
	$ 214	$ 13,628

Gross unrealized gains and (losses) relating to investments in equity securities were $7,234 and $(33) at December 31, 2003.

A total of 169 securities had unrealized losses at December 31, 2003, and the duration of these securities range from one year to thirty years. All but three of the securities with unrealized losses were investment grade fixed maturity securities acquired by the Company during 2003, and accordingly, each security has been in an unrealized loss position for less than twelve months. The three securities with unrealized losses in excess of twelve months were investment grade and had an aggregate unrealized loss of $31.

Management has concluded that none of the available-for-sale securities with unrealized losses at December 31, 2003 has experienced an other-than temporary impairment. This conclusion was based on a number of factors including: (1) there were no securities with fair values less than 80% of amortized cost at December 31, 2003, (2) there were no securities rated below investment grade, and (3) there were no securities for which fair value had been significantly below amortized cost for a period of six months or longer.

Proceeds from sales of investments in fixed maturities, net of calls or maturities during 2003, 2002 and 2001 were $463,036, $339,219 and $273,798, respectively. Gross gains of $8,655, $5,690 and $4,191 in 2003, 2002 and 2001, respectively, and gross losses of $779, $4,043 and $3,378 in 2003, 2002 and 2001, respectively, were realized on those sales.

Proceeds from sales of investments in equity securities during 2003 and 2002 were $9,032 and $1,166, respectively. Gross gains of $1,015 and $5 and gross losses of $212 and $73 were realized on those sales in 2003 and 2002, respectively. There were no sales of investments in equity securities during 2001.

At December 31, 2003, no industry group comprises more than 10% of our investment portfolio. This portfolio is widely diversified among various geographic regions in the United States, and is not dependent on the economic stability of one particular region.

At December 31, 2003, we did not hold any fixed maturity securities in any single issuer, other than securities issued or guaranteed by the U.S. government, which exceeded 10% of shareholders' equity.

3. Loans Receivable

Loans receivable at December 31, 2003, and December 31, 2002, are summarized as follows:

	2003	2002
Loans – interest bearing	$ 257,627	$ 1,291
Conditional sales and other contracts	5,225	—
	262,852	1,291
Unearned income on loans	(660)	—
Allowance for loan losses	(3,315)	(119)
Deferred loan fees	1,594	—
	$ 260,471	$ 1,172

The activity in the allowance for loan losses for the years ended December 31, 2003, and December 31, 2002, is as follows:

	2003	2002
Beginning of year	$ 119	$ 176
Add: Provision for loan losses	715	20
Recoveries	(24)	31
Balance acquired	2,513	—
Less: Charge-offs	(8)	(108)
Balance at end of year	$ 3,315	$ 119

The average yield on the Company's loan portfolio was 8% for the year ended December 31, 2003. Average yields are affected by amortization of discounts on loans, prepayment penalties recorded as income, loan fees amortized to income and market interest rate changes.

The fair value of loans receivable was approximately $263,100 at December 31, 2003, and was estimated based on the discounted value of future cash flows using the current rates offered for loans with similar terms to borrowers of similar credit quality.

The recorded investment in loans for which impairment has been recognized was $111 at December 31, 2003. The average recorded investment in impaired loans was $111 for the one month that the Company owned Centennial Bank during the year ended December 31, 2003. The amount of loans in non-accrual status was not material at December 31, 2003. A specific reserve has been provided for all impaired loans for which management believes collectibility is doubtful.

The allowance for loan losses is maintained at a level that is considered appropriate by management to provide for risks in the portfolio.

4. Policy and Contract Claims

Activity in the liability for unpaid claims and claim adjustment expenses is summarized as follows:

	2003	2002	2001
Balance at January 1	$ 574,467	$ 561,438	$ 556,798
Incurred related to:			
Current year	147,310	136,502	114,173
Prior years	41,339	(30,685)	(30,354)
Total incurred	188,649	105,817	83,819
Paid related to:			
Current year	8,471	10,503	6,651
Prior years	95,074	82,285	72,528
Total paid	103,545	92,788	79,179
Balance at December 31	$ 659,571	$ 574,467	$ 561,438

The adverse development on prior year loss reserves during 2003 was attributable to the emergence of a few large claims for policy years 2001 and 2002. Reserves for policy years 1999 and prior developed favorably in 2003. The favorable development on prior year loss reserves during 2002 and 2001 was attributable to lower than expected payment levels on recent issue years which included a high proportion of refinance business.

5. Deposits

Passbook and investment certificate accounts at December 31, 2003, are summarized as follows:

Passbook accounts	$ 80,393
Certificate accounts:	
Less than one year	96,051
One to five years	27,510
	$ 203,954
Annualized interest rates:	
Passbook accounts	2.03%
Certificate accounts	2.79%

The carrying value of the passbook accounts approximates fair value due to the short-term nature of this liability. The fair value of deposit accounts was approximately $204,400 at December 31, 2003 and was estimated based on the discounted value of future cash flows using a discount rate approximating current market for similar liabilities.

6. Reinsurance

The Company cedes and assumes title policy risks to and from other insurance companies in order to limit and diversify its risk. The Company cedes insurance on risks in excess of certain underwriting limits, which provides for recovery of a portion of losses. The Company remains contingently liable to the extent that reinsuring companies cannot meet their obligations under reinsurance agreements.

Due to statutory limitations, the Company is restricted to purchasing reinsurance from other title companies. Consequently, the Company purchases significantly all its title insurance from two other title companies. These title companies have an AM Best rating of A or better, indicating excellent or superior ability to meet their obligations.

The Company has not paid or recovered any reinsured losses during the three years ended December 31, 2003. The total amount of premiums for assumed and ceded risks was less than 1% of title premiums in each of the last three years.

7. Shareholders' Equity

Rights Agreement

The Company has issued one preferred share purchase right (a "Right") for each outstanding share of Common Stock. Each Right entitles the holder to purchase, upon certain triggering events, shares of the Company's Series A Junior Participating Preferred Stock ("Junior Preferred Stock") or Common Stock or other securities, as set forth in the Rights Agreement, as amended, between the Company and State Street Bank and Trust Company, the parent company of the Company's transfer agent. Generally, the Rights will become exercisable if a person or group acquires or announces a tender offer for 20% or more of the outstanding shares of Common Stock. Under certain circumstances, the Board of Directors may reduce this threshold percentage to not less than 10%.

If a person or group acquires the threshold percentage of Common Stock described above, each Right will entitle the holder, other than such acquiring person or group, to purchase one one-hundredth of a share of Junior Preferred Stock at an exercise price of $85, subject to certain adjustments. As an alternative to purchasing shares of Junior Preferred Stock, if a person or group acquires the threshold percentage of Common Stock, each Right will entitle the holder, other than such acquiring person or group, to buy, at the then current exercise price of the Right, shares of Common Stock having a total market value of twice the exercise price. If the Company is acquired in a merger or other business combination, each Right will entitle the holder, other than such acquiring person or group, to purchase, at the then current exercise price of the Right, securities of the surviving company having a total market value equal to twice the exercise price of the Rights. Following the acquisition by any person of more than the threshold percentage of the outstanding shares of the Company's Common Stock but less than 50% of such shares, the Company may exchange one share of Common Stock for each Right (other than Rights held by such person).

The Rights will expire on August 20, 2007, and may be redeemed by the Company at a price of one cent per Right at any time before they become exercisable. Until the Rights become exercisable, they are evidenced by the Common Stock certificates and are transferred with and only with such certificates.

Stock Options

The Company has elected to follow APB 25 and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided under SFAS No. 123, requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Under the Company's 1991 Stock Incentive Plan, as amended (the "1991 Plan"), officers, directors and key employees of the Company and its subsidiaries were eligible to receive grants and/or awards of Common Stock, restricted stock, phantom stock, incentive stock options, non-qualified stock options and stock appreciation rights. The 1991 Plan expired as to new grants or awards on October 31, 2000; however, grants and awards made prior to expiration of the 1991 Plan remain subject to the 1991 Plan and the applicable provisions of the grant or award. As of October 31, 2000, the Company had made grants or awards covering 1,509,480 shares of Common Stock under the 1991 Plan.

The Company has adopted the 2000 Stock Incentive Plan, as amended (the "2000 Plan"), which provides for grants and/or awards of Common Stock, restricted stock, stock options, stock appreciation rights and phantom stock to officers, directors, employees, agents, consultants and advisors of the Company and its subsidiaries, as determined in the discretion of the Executive Compensation Committee of the Board of Directors. The maximum number of shares of Common Stock authorized for issuance under the 2000 Plan is 3,000,000, subject to adjustment as described in the 2000 Plan. Awards of Common Stock, restricted stock and phantom stock are limited under the 2000 Plan to the issuance of a maximum 500,000 shares during the term of the 2000 Plan, subject to adjustment. As of December 31, 2003, the Company had made awards of 289,580 shares of restricted stock and 100 shares of Common Stock; grants of 71,820 shares of phantom stock designated as cash units and payable solely in cash; and grants of options covering 753,430 shares net of adjustment for option forfeitures.

Pursuant to the 1992 Stock Option Plan for Non-Employee Directors (the "Directors' Plan"), each non-employee director was eligible to receive an option grant to purchase 1,500 shares of Common Stock on the first business day following the annual meeting of shareholders. Up to 60,000 shares of Common Stock were available for issuance under the Directors' Plan, and as of May 21, 1997, the Company had granted options covering all 60,000 shares. Stock option grants to non-employee directors from 1998 to 2002 were made under the 1991 and 2000 Plans. Beginning on June 17, 1998, annual stock option grants to non-employee directors were increased from 1,500 to 2,000 shares of Common Stock. In 2003, the Company made awards of 1,000 shares of restricted stock to non-employee directors under the 2000 Plan.

All options which have been granted under the 1991 Plan, the 2000 Plan and the Directors' Plan are non-qualified stock options with an exercise price equal to the fair market value of a share of Common Stock on the date of grant. Options granted under the Directors' Plan, the 1991 Plan and the 2000 Plan which have been granted to Directors expire ten years from the date of grant. All remaining outstanding options, which have been granted under the 1991 and 2000 Plans expire seven years from the date of grant and generally vest ratably over a four-year period. At December 31, 2003, there were 1,885,070 shares available for future grant under the 2000 Plan following adjustment for option forfeitures.

A summary of the Company's stock option activity and related information for the years ended December 31 follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value
Options outstanding, December 31, 2000 (489,000 exercisable)	1,042,000	$ 24	
Granted	710,000	31	$ 12.56
Exercised	246,099	15	
Forfeited	12,000	45	
Options outstanding, December 31, 2001 (421,145 exercisable)	1,493,901	$ 29	
Granted	16,000	32	$ 17.92
Exercised	151,757	19	
Forfeited	71,502	32	
Options outstanding, December 31, 2002 (616,630 exercisable)	1,286,642	$ 30	
Granted	—	—	$ —
Exercised	358,398	29	
Forfeited	12,000	44	
Options outstanding, December 31, 2003 (532,738 exercisable)	916,244	$ 30	

The following table summarizes information about stock options outstanding at December 31, 2003:

Range of Exercise Prices	Number Outstanding at 12/31/03	Weighted Average Remaining Life	Weighted Average Exercise Price	Number Exercisable at 12/31/03	Weighted Average Exercise Price
$11.75 – $20.06	231,244	3.33	$ 19.10	148,738	$ 18.90
26.50 – 26.50	259,750	4.90	26.50	109,250	26.50
27.70 – 32.04	47,000	7.13	29.51	47,000	29.51
36.80 – 36.80	254,250	4.11	36.80	103,750	36.80
43.60 – 54.04	124,000	2.24	45.07	124,000	45.07
$11.75 – $54.04	916,244	4.04	$ 30.16	532,738	$ 30.97

Savings and Stock Ownership Plan

The Company has registered 3,100,000 shares of Common Stock for use in connection with the LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan. Substantially all of the employees of the Company are eligible to participate in the Plan.

Prior to July 1, 2002, the Company provided the Plan Trustee with funds to purchase shares on the open market to use in matching employee contributions. After that date, the Company has matched employee contributions in cash. The level of contributions to the Plan is discretionary and set by the Board of Directors annually. The total number of shares purchased and allocated to employees including both company match and employee contributions in 2003, 2002 and 2001 were 107,547, 184,656 and 237,654, respectively, at a cost of $4,755, $5,470 and $7,966, respectively. Amounts charged to income by the Company were $11,931, $10,347 and $6,882 for 2003, 2002 and 2001, respectively.

Deferral Plans

Pursuant to the Company's Executive Voluntary Deferral Plan and Outside Directors' Deferral Plan, executives and directors can defer eligible compensation into deferred stock units or a cash account bearing interest at a fixed rate of return. Under the terms of the original plans, deferred stock units were settled by a cash payment to the plan participant. Effective April 24, 2002, the Company amended the deferral plans to provide for the settlement of deferred stock units in the Common Stock of the Company. Effective January 1, 2004, and subject to shareholder approval at the 2004 annual meeting of shareholders, the Executive Voluntary Deferral Plan and the Outside Directors' Deferral Plan were amended to provide a maximum of 800,000 and 100,000, respectively, of Common Stock that can be issued under the plans. A trust has been established to hold the shares of Common Stock to be used to fund payments to executives and directors. The Company provides the trustee of the Plans with the funds to purchase shares of Common Stock on the open market to match the number of deferred stock units credited to participants' accounts under the deferral plans. The aggregate number of shares purchased by the trustee of the plans in 2003 was 39,087 at a cost of $1,540.

Series B Preferred Stock

On February 27, 1998, the Company issued 2,200,000 shares of its 7% Series B Cumulative Convertible Preferred Stock (the "Series B Preferred Stock") to Reliance Insurance Company ("RIC") in connection with the acquisition of Commonwealth Land Title Insurance Company and Transnation Title Insurance Company (the "Acquisition"). The terms of the Series B Preferred Stock provided for the payment of quarterly cumulative cash dividends at an annual rate of 7% of the stated value of $50.00 per share, or $3.50 per share.

The Series B Preferred Stock was convertible at the option of the holder into shares of Common Stock at a conversion price of $22.80 per share of Common Stock (equivalent to a conversion ratio of approximately 2.193 shares of Common Stock for each share of Series B Preferred Stock or 4,824,561 shares of Common Stock in the aggregate), subject to adjustment as described in the terms of the Series B Preferred Stock. The Series B Preferred Stock was not convertible into shares of Common Stock by RIC and its affiliates until such time as RIC and its affiliates had sold, conveyed or transferred all of the 4,039,473 shares of Common Stock received by RIC from the Company in connection with the Acquisition.

Convertible Debt

In November and December 2003, the Company issued approximately $115,000 of the Company's 3.125% Convertible Senior Debentures due 2033 through a private placement. At December 31, 2003, none of the shares had been converted.

In the first quarter of 2001, RIC sold all of the 4,039,473 shares of Common Stock acquired in connection with the Acquisition and an additional 4,460,561 shares of Common Stock acquired upon conversion of 2,034,017 shares of the Series B Preferred Stock. The sales were made in connection with an underwritten public offering. Following the sale of the shares, RIC owned 1 share of Common Stock and 165,983 shares of Series B Preferred Stock. In June 2001, RIC converted its remaining 165,983 shares of Preferred Stock into 363,997 shares of Common Stock. As a result, there are no outstanding shares of Series B Preferred Stock.

Comprehensive Income

The Company has elected to display comprehensive income in the statements of shareholders' equity, net of reclassification adjustments. Reclassification adjustments are made to avoid double counting in comprehensive income items that are displayed as part of net income for a period that also had been displayed as part of other comprehensive income in that period or earlier periods.

A summary of unrealized gains (losses) and reclassification adjustments, net of tax, of available-for-sale securities for the years ended December 31, 2003, 2002 and 2001 follows:

	2003	2002	2001
Unrealized holding (losses) gains arising during the period	**$ (8,346)**	$ 30,724	$ 10,175
Reclassification adjustment for gains (losses) previously included in other comprehensive income (net of tax expense (benefit) of $4,270 – 2003; $551 – 2002 and $(186) – 2001)	**7,826**	(1,023)	332
Net unrealized holding (losses) gains arising during the period	**$ (520)**	$ 29,701	$ 10,507

8. Statutory Financial Condition and Results of Operations

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States which differ in some respects from statutory accounting practices prescribed or permitted in the preparation of financial statements for submission to insurance regulatory authorities. Combined statutory equity of the Company's insurance subsidiaries was $502,254 and $545,337 at December 31, 2003 and 2002, respectively. The difference between statutory equity and equity determined on the basis of accounting principles generally accepted in the United States is primarily due to differences between the provision for policy and contract claims included in the accompanying financial statements and the statutory unearned premium reserve, which is calculated in accordance with statutory requirements, and statutory regulations that preclude the recognition of certain assets and limit the recognition of goodwill and deferred income tax assets. Combined statutory net income of the Company's primary insurance subsidiaries was $163,340, $128,169 and $79,309 for the years ended December 31, 2003, 2002 and 2001, respectively.

In a number of states, the Company's insurance subsidiaries are subject to regulations which require minimum amounts of statutory equity and which require that the payment of any extraordinary dividends receive prior approval of the Insurance Commissioners of these states. An extraordinary dividend is generally defined by various statutes in the state of domicile of the subsidiary insurer. Under such statutory regulations, net assets of consolidated insurance subsidiaries aggregating $103,082 is available for dividends, loans or advances to the Company during the year 2004.

In addition, the credit agreement with SunTrust Bank (See Note 12) contains certain covenants, which would limit future dividend payments by the Company. Management does not believe, however, that these restrictions will, in the foreseeable future, adversely affect the Company's ability to pay cash dividends at the current dividend rate.

At December 31, 2003, the Company's insurance and industrial bank subsidiaries had $22,862 on deposit with various state regulatory agencies.

9. Investment Income

Earnings on investments and net realized gains (losses) for the three years ended December 31, follow:

	2003	2002	2001
Fixed maturities available-for-sale	**$ 47,832**	$ 50,555	$ 48,981
Equity securities	**2,032**	387	—
Invested cash and other short-term investments	**2,573**	2,172	3,102
Loans receivable	**1,583**	84	107
Other investment income	**125**	—	—
Net realized gains	**8,513**	1,315	214
Total investment income	**62,658**	54,513	52,404
Investment expenses	**(2,058)**	(1,507)	(1,401)
Net investment income	**$ 60,600**	$ 53,006	$ 51,003

10. Income Taxes

The Company and its majority-owned subsidiaries file a consolidated federal income tax return. Significant components of the Company's deferred tax assets and liabilities at December 31, 2003 and 2002 are as follows:

	2003	2002
Deferred tax assets:		
Policy and contract claims	**$ 62,601**	$ 49,551
Pension liability	**17,800**	16,179
Employee benefit plans	**28,728**	24,823
Allowance for bad debts	**6,258**	3,871
Goodwill	**39,712**	49,199
Deferred income	**65,028**	—
Other	**3,958**	2,208
Total deferred tax assets	**224,085**	145,831
Deferred tax liabilities:		
Fixed assets	**8,613**	2,172
Title plants	**8,929**	7,853
Capitalized system development costs	**1,443**	1,689
Unrealized gains	**18,813**	19,113
Other intangibles	**48,069**	—
Other	**3,983**	3,121
Total deferred tax liabilities	**89,850**	33,948
Net deferred tax asset	**$ 134,235**	$ 111,883

A valuation allowance will be established for any portion of a deferred tax asset that management believes may not be realized. At December 31, 2003 and 2002, no valuation allowance was provided.

The provision for income tax differs from the amount of income tax determined by applying the U.S. statutory income tax rate (35%) to pre-tax income as a result of the following:

	2003	2002	2001
Tax expense at federal statutory rate	**$ 103,929**	$ 80,420	$ 32,958
Federal tax credits	**(1,271)**	(675)	—
Non-taxable interest	**(5,074)**	(4,931)	(4,452)
Dividend deductions	**(450)**	(581)	(795)
Company-owned life insurance	**(567)**	(189)	(654)
Meals and entertainment	**4,888**	2,992	3,421
State income taxes, net of federal benefit	**3,214**	1,993	1,135
Other, net	**151**	1,391	2,286
Income tax expense	**$ 104,820**	$ 80,420	$ 33,899

Taxes paid were $120,254 in 2003, $35,342 in 2002 and $25,979 in 2001.

11. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31:

	2003	2002	2001
Numerator:			
Net income – numerator for diluted earnings per share	**$ 192,120**	$ 149,352	$ 60,266
Less preferred dividends	**—**	—	(145)
Numerator for basic earnings per share	**$ 192,120**	$ 149,352	$ 60,121
Denominator:			
Weighted average shares – denominator for basic earnings per share	**18,422**	18,438	17,574
Effect of dilutive securities:			
Assumed weighted average conversion of preferred stock	**—**	—	852
Employee stock options	**214**	142	191
Denominator for diluted earnings per share	**18,636**	18,580	18,617
Basic earnings per common share	**$ 10.43**	$ 8.10	$ 3.42
Diluted earnings per common share	**$ 10.31**	$ 8.04	$ 3.24

12. Pensions and Other Postretirement Benefits

The Company has pension and other retirement benefit plans covering substantially all employees. The Company's principal pension plan is a non-contributory, qualified, defined benefit pension plan that provides benefits based on a cash balance formula. Each participant's account is credited annually with an amount equal to 2-5% of the participant's annual compensation based on the participant's age and years of credited service. Additionally, each participant's account balance will be credited with interest based on the 10-year treasury bond rate published in November preceding the applicable plan year. Prior to January 1, 1999, the Company maintained two separate non-contributory defined benefit plans, which were merged into the current plan. Participants prior to January 1, 1999, who met the requirements for early retirement on that date, may elect to receive their retirement benefits under the applicable prior plan or formula. The Company's policy is to fund all accrued pension costs.

Additionally the Company sponsors a postretirement benefit plan that provides for postretirement health care and life insurance benefits to employees hired by the Company prior to January 1, 2000. The Company also sponsors non-qualified, unfunded supplemental benefit plans covering key management personnel.

Obligations and funded status at December 31 are as follows:

	Pension Benefits		Other Benefits	
	2003	2002	**2003**	2002
Change in benefit obligation:				
Benefit obligation at beginning of year	**$ 231,037**	$ 214,557	**$ 60,963**	$ 46,221
Service cost	**9,269**	8,134	**685**	851
Interest cost	**14,525**	14,916	**3,785**	3,436
Plan participants' contributions	—	—	**881**	651
Plan amendments	—	693	—	—
Actuarial loss (gain)	**31,598**	17,053	**(1,700)**	13,652
Benefits paid	**(18,688)**	(24,316)	**(4,329)**	(3,848)
Benefit obligation at end of year	**$ 267,741**	$ 231,037	**$ 60,285**	$ 60,963
Change in plan assets:				
Fair value of plan assets at beginning of year	**$ 183,159**	$ 193,890	**$ —**	$ —
Actual return on plan assets	**23,265**	(5,715)	—	—
Refund of plan assets	—	—	—	—
Company contributions	**10,200**	19,300	—	—
Plan participants' contributions	—	—	—	—
Benefits paid	**(18,688)**	(24,316)	—	—
Fair value of plan assets at end of year	**$ 197,936**	$ 183,159	**$ —**	$ —
Funded status of the plan (underfunded)	**$ (69,805)**	$ (47,878)	**$ (60,285)**	$ (60,963)
Unrecognized net actuarial loss	**93,391**	68,960	**9,498**	11,928
Unrecognized transition obligation	—	—	**10,562**	11,735
Unrecognized prior service cost	**(6,441)**	(8,206)	**1,634**	2,111
Contribution made between measurement date and year end	**16,004**	—	—	—
Minimum pension liability adjustment	**(80,747)**	(55,990)	—	—
Accrued benefit cost	**$ (47,598)**	$ (43,114)	**$ (38,591)**	$ (35,189)
Accrued benefit cost	**$ (47,598)**	$ (43,114)	**$ (38,591)**	$ (35,189)
Accumulated other comprehensive income	**80,747**	55,990	—	—
Net amount recognized	**$ 33,149**	$ 12,876	**$ (38,591)**	$ (35,189)

The accumulated benefit obligation for all defined benefit pension plans was $261,539 and $226,273 at December 31, 2003 and 2002, respectively.

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with an accumulated benefit obligation in excess of plan assets were $267,741, $261,539 and $197,936, respectively, as of December 31, 2003, and $231,037, $226,273 and $183,159, respectively, as of December 31, 2002.

	Pension Benefits			Other Benefits		
	2003	2002	2001	**2003**	2002	2001
Components of net periodic pension cost:						
Service cost	**$ 9,269**	$ 8,134	$ 7,438	**$ 684**	$ 851	$ 771
Interest cost	**14,525**	14,916	15,167	**3,785**	3,436	3,325
Expected return on plan assets	**(17,387)**	(17,963)	(17,415)	—	—	(91)
Amortization of unrecognized transition obligation or (asset)	—	—	(10)	**1,174**	1,174	1,174
Prior service cost recognized	**(1,766)**	(1,766)	(1,842)	**478**	478	478
Recognized gain	**1,290**	—	—	**297**	—	—
Net periodic benefit cost	**$ 5,931**	$ 3,321	$ 3,338	**$ 6,418**	$ 5,939	$ 5,657

Additional information:

	Pension Benefits 2003	Pension Benefits 2002	Other Benefits 2003	Other Benefits 2002
Increase in minimum liability included in other comprehensive income	**$ 24,757**	$ 41,238	**$ —**	$ —
Actual return (loss) on plan assets	**$ 23,265**	$ (5,715)	**$ —**	$ —

Assumptions

Weighted-average assumptions used to determine benefit obligations at December 31:

	Pension Benefits 2003	Pension Benefits 2002	Other Benefits 2003	Other Benefits 2002
Discount rate	**6.00%**	6.75%	**6.75%**	7.50%
Rate of compensation increase	**4.63%**	4.63%	**4.63%**	4.63%

Weighted-average assumptions used to determine net cost for years ended December 31:

	Pension Benefits 2003	Pension Benefits 2002	Other Benefits 2003	Other Benefits 2002
Discount rate	**6.75%**	7.50%	**6.00%**	6.75%
Expected return on plan assets	**8.50%**	9.00%	**—**	—
Rate of compensation increase	**4.63%**	4.63%	**4.63%**	4.63%

Assumed health care cost trend rates at December 31:

	2003	2002
Health care cost trend rate assumed for next year	**13.00%**	13.00%
Rate that the cost trend rate gradually declines to	**5.50%**	5.50%
Year that the rate reaches the rate it is assumed to remain at	**2011**	2011

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One-Percentage Point Increase	One-Percentage Point Decrease
Effect on total of service and interest cost	$ 184	$ (167)
Effect on postretirement benefit obligation	$ 2,834	$ (2,565)

The Company's pension plan asset allocation at December 31, 2002 and 2003 and target allocation for 2004 by asset category are as follows:

	Target Allocation 2004	Percentage of Plan Assets 2003	Percentage of Plan Assets 2002
Equity securities	55.0%	**50.7%**	42.2%
Debt securities	35.0%	**40.2%**	57.8%
Other	10.0%	**9.1%**	—
Total	100.0%	**100.0%**	100.0%

The Company anticipates that its weighted average long-term rate of return will be 8.5%. This was developed based on the Company's analysis of the anticipated returns for the assets based on the Company's targeted asset allocation. The Company's investment strategy is to provide average market returns through the strategic use of equity and fixed-income and alternative investments to ensure both liquidity and stability of the portfolio. It is anticipated that the current mix of investments will enable the Plan to meet its expected rate of return while maintaining principal throughout a variety of market conditions.

Cash Flows

Employer Contributions	Pension Benefits	Other Benefits
2002	$ 19,300	$ —
2003	**26,204**	**—**
2004 (expected)	20,000	—

Contributions by participants to the other benefit plans were approximately $900 and $700 for the years ending December 2003 and 2002, respectively.

The measurement date for both the pension and postretirement benefits valuations was September 30, 2003.

13. Commitments and Contingencies

Lease Commitments

The Company conducts a major portion of its operations from leased office facilities under operating leases that generally expire over the next 10 years but are renewable. Additionally, the Company leases data processing and other equipment under operating leases, which for the most part are renewable, that generally expire over the next five years.

Following is a schedule of future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2003.

2004	$ 59,121
2005	44,106
2006	32,375
2007	22,421
2008	13,378
Thereafter	5,408
	$ 176,809

Rent expense was $75,144, $63,062 and $62,943 for the years ended December 31, 2003, 2002 and 2001, respectively.

In December 2001, the Company entered into a sale-leaseback transaction, totaling $10,000 whereby the Company sold and leased back assets classified as furniture and equipment. These assets were leased back from the purchaser over periods of 5 and 7 years. The resulting lease is being accounted for as an operating lease and the resulting gain of $171 is being amortized over the life of the lease. The lease requires the Company to pay customary operating and repair expenses and to observe certain covenants. This lease contains a renewal option at lease termination and a purchase option at an amount approximating fair market value at lease termination.

Future scheduled minimum lease payments under non-cancelable operating leases entered into in connection with the sale-leaseback transactions as of December 31, 2003 are as follows:

2004	$ 6,423
2005	6,423
2006	5,773
2007	4,487
Thereafter	939
Total minimum lease payments	$ 24,045

Other Commitments and Guarantees

In November 2002, FASB issued Interpretation No. 45, *Guarantors Accounting and Disclosure Requirements Including Guarantees of Indebtedness of Others* (FIN 45). The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 15, 2002. Adoption of this standard did not have a material impact on the Company's financial position or results of operations. The Company had guarantees of indebtedness of others of approximately $6,071 at December 31, 2003 and $6,999 at December 31, 2002.

The Company has commitments to provide additional funding to certain of its less-than-majority owned subsidiaries, under certain conditions. The Company also participates in joint title plant arrangements throughout the United States in which its interest is less than 50%. These joint title plants require participants to contribute their back title information and share monthly operating expenses.

The Company's bank subsidiary regularly commits to fund loans. The amount of such commitments was not material as of December 31, 2003.

Concentrations of Credit Risk and Significant Customers

The Company's banking subsidiary loan portfolio is collateralized primarily by commercial and residential real estate properties throughout southern California. As a result, the loan portfolio consists of similar property types in the same region. Although the Company has a diversified portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent on the economy of Southern California.

The Company's tax and flood business acquired in October 2003 had two customers that represented approximately 59% and 63% of total fees received for the years ended 2003 and 2002, respectively.

Although the Company conducts its business on a national basis through a network of branch and agency offices, approximately 47% of consolidated title revenues for both of the years ended December 31, 2003 and 2002 were generated in the states of Texas, California, Pennsylvania, Florida and Michigan.

14. Credit Arrangements

A summary of the Company's debt and credit arrangements are as follows:

	2003	2002
3.125% senior convertible debentures, due November 2033	**$ 115,000**	$ —
7.16% senior notes, due 2006	**50,000**	50,000
7.45% senior notes, due 2008	**50,000**	50,000
7.88% senior notes, due 2011	**50,000**	50,000
Senior Credit Facility, due November 7, 2003	—	35,500
Senior Credit Facility, due November 6, 2008	—	—
Borrowings from Federal Home Loan Bank Board	**43,628**	—
Other notes, contracts payable and preferred stock of subsidiaries with maturities through 2008, average rate approximately 4.5%	**18,730**	2,976
	$ 327,358	$ 188,476

On November 6, 2003, the Company entered into a new credit arrangement with SunTrust Bank, individually and as administrative agent for a syndicate of other banks, pursuant to which a credit facility, in the aggregate principal amount of up to $200,000, was established. This line of credit replaced the Company's prior six-year credit facility with Bank of America that expired on November 2003. The credit facility is a five-year senior unsecured revolving credit facility, which will terminate with all amounts being due and payable on November 6, 2008, unless extended as provided in the credit agreement. The facility contains certain restrictive covenants, including a minimum debt to capitalization ratio, a debt service coverage ratio and maintenance of statutory surplus. The Company was in compliance with all such covenants at December 31, 2003.

Interest accrues on the outstanding principal balance of the loans, at the Company's option, based on (i) LIBO (reserve adjusted) for 30, 60, 90 or 180 days with respect to any Eurodollar Borrowing plus a margin determined by the Company's leverage ratio or (ii) SunTrust's Base Rate as defined in the credit agreement. In the event of any default, interest on the outstanding principal balance of the loans will accrue at a rate equal to SunTrust's Base Rate plus 2.0% per annum.

On November 26, 2003 the Company issued $115,000 of its 3.125% Convertible Senior Debentures due 2033 through a private placement. The debentures are convertible into common shares of the Company at $67.04 per share. The Company may redeem some or all of the senior convertible debentures at any time on or after November 15, 2010. The holders may also require the Company to repurchase the debentures for cash at five designated repurchase dates as defined in the indenture. Additionally, the Company may be required to pay contingent interest during interest periods beginning in 2010, depending on the trading price of the debentures, as defined in the indenture.

The Company's banking subsidiary has a line of credit with the Federal Home Loan Bank Board of San Francisco ("FHLB") in the amount of $43,628 at December 31, 2003. All advances under this line of credit were collateralized with loans receivable and FHLB stock. These borrowings, which included fixed term, fixed and variable rate advances maturing 2004 through 2008, bear or carry interest rates ranging from 1.09% to 3.90%.

The aggregate annual maturities for notes and contracts payable in each of the five years after December 31, 2003, are as follows:

2004	$ 19,144
2005	14,160
2006	59,227
2007	4,054
2008	56,230

The fair value of notes and contracts payable was $317,334 and $200,476 at December 31, 2003 and 2002, respectively and was estimated based on the current rates offered to the Company for debt of the same remaining maturities.

Interest paid was $12,806, $12,229 and $11,020, in 2003, 2002 and 2001, respectively.

15. Pending Legal Proceedings

General

The Company and its subsidiaries are involved in certain litigation arising in the ordinary course of their businesses. Although the ultimate outcome of these matters cannot be ascertained at this time, and the results of legal proceedings cannot be predicted with certainty, the Company believes, based on current knowledge, that the resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.

Litigation Not in the Ordinary Course of Business

On October 7, 2002, the People of the State of California filed an action (the "Attorney General Suit") in the Sacramento Superior Court against the Company and its subsidiaries, Lawyers Title Insurance Corporation, Commonwealth Land Title Insurance Company, Commonwealth Land Title Company and Lawyers Title Company (Case No. 02AS06111) (collectively, the "Defendants") alleging that the Defendants (i) failed to escheat unclaimed property to the Controller of the State of California on a timely basis, (ii) charged California home buyers and other escrow customers fees for services which were never performed, or which cost less than the amount charged, and (iii) devised and carried out schemes with financial institutions to receive interest, or monies in lieu of interest, on escrow funds deposited by the Defendants with financial institutions in demand deposits. A final judgment was entered against the Defendants on October 8, 2002 (the "Final Judgment"), pursuant to a settlement agreement with the Attorney General of the State of California and the District Attorney and City Attorney of the City and County of San Francisco. The Final Judgment provides for (i) injunctive relief, (ii) aggregate cash payments and future discounts to eligible customers of up to $8,000 and (iii) a cash payment of $1,600 for penalties, attorneys' fees, costs and *cy-pres* restitution. The Company made the $1,600 cash payment and has accrued its best estimates of the aggregate cash payments. Discounts on future escrow and title services will be treated as reductions of revenue during the period in which they occur. The Final Judgment is subject to the verification of information provided by the Defendants during settlement negotiations. The verification process has been completed and the report of the independent accountant as verifier accepted by the Attorney General of the State of California, with no change in the amounts payable by the Defendants under the settlement agreement approved in the Final Judgment.

On or about June 16, 2000, Norman E. Taylor, Connie S. Taylor, Lynne Thompson Jones-Brittle, Colin R. Callaghan and Miriam J. Callaghan (collectively, the "Plaintiffs") filed a putative class action suit (the "Taylor Suit") in the Superior Court of Los Angeles, California (Case No. BC 231917) against the Company, Commonwealth Land Title Insurance Company, Commonwealth Land Title Company, Lawyers Title Insurance Corporation and Lawyers Title Company (collectively, the "Defendants"). The Plaintiffs purport to represent the general public and a class defined in the Third Amended Complaint dated March 20, 2002 (the "Third Amended Complaint") as "[a]ll persons or entities who, from June 16, 1996 to the present, incident to purchase, sale or refinancing of real property located in California, deposited funds in escrow accounts controlled by the Defendants and were not paid interest on their funds and/or were charged fees for services not rendered by Defendants or excessive fees for the services Defendants performed." The Plaintiffs allege in the Third Amended Complaint that the Defendants unlawfully (a) received interest, other credits or payments that served as the functional equivalent of interest, on customer escrow funds; (b) charged and retained fees for preparing and recording reconveyances that they did not prepare or record, and charged and retained excessive fees for other escrow-related services; and (c) swept or converted funds in escrow accounts based upon contrived charges prior to the time the funds escheated or should have escheated to the State of California pursuant to the Unclaimed Property Law. The Plaintiffs assert claims for relief against the Defendants based on (i) violation of California's Unfair Business Practices Act, California Business and Professions Code §§ 17200, *et. seq.*; (ii) violation of California's Deceptive, False and Misleading Advertising Act, California Business and Professions Code §§ 17500, *et. seq.*; and (iii) unjust enrichment. The Plaintiffs seek injunctive relief, restitution of improperly collected charges and interest and the imposition of an equitable constructive trust over such amounts, damages according to proof, punitive damages, costs and expenses, attorneys' fees, pre- and post-judgment interest and such other and further relief as the Court may deem necessary and proper. On February 4, 2003, the Court granted the Defendants' Motion for Judgment on the Pleadings relating to the claims brought on behalf of the general public, thereby limiting the relief that the Plaintiffs may recover to restitution and attorneys' fees on behalf of the putative class. In December 2003, the parties entered into a settlement agreement with materially the same settlement procedures as and to be coordinated with the procedures in the settlement agreement approved in the Final Judgment and providing for the addition of $1,000 to the restitution fund provided for in the settlement of the Attorney General Suit, a cash payment of $500 to the Plaintiff's counsel and $1 to each of two class representatives. On February 20, 2004, the Superior Court gave final approval to the settlement agreement reached with the Plaintiffs in the Taylor Suit.

The settlements of the Attorney General Suit and the Taylor Suit provide that they do not constitute an admission of liability or wrongdoing by the Defendants. Notice of the settlement in the Attorney General Suit and the Taylor Suit was published in a number of California newspapers in December 2003. The claims process for cash payments commenced December 17, 2003 and will end March 16, 2004. The charge reduction program through which eligible customers may receive a $20 reduction in title and/or escrow services is scheduled to begin in June 2004, after the close of the cash claims process. The charge reduction program will continue until the earlier of the exhaustion of the combined $9,000 fund or ten years, with the charge reduction to be adjusted after seven years if necessary, to insure full use of the fund.

On September 5, 2002, Thomas Branick filed a representative suit on behalf of the general public against Lawyers Title Company ("LTC"), a subsidiary of the Company, in the Los Angeles Superior Court (Case No. BC 2811015). The complaint pleads causes of action for unfair competition (California Business and Professions Code §§ 17200, *et. seq.*) and unfair business practices (California Business and Professions Code §§ 17500, *et. seq.*) and generally alleges that LTC improperly charged its customers for recording documents incident to real estate transactions and overcharged its customers for administrative fees. Plaintiffs seek injunctive relief and restitution. On January 3, 2003, the Court (i) granted LTC's motion to strike portions of the complaint and (ii) sustained LTC's demurrer, abating the action pending completion of the verification process in the Attorney General Suit and final resolution of the action of the Taylor Suit. Based on the stay, and the fact that the suit is still in its initial stages, at this time no estimate of the amount or range of loss that could result from an unfavorable outcome can be made.

On May 9, 2000, Romeo Jergess filed a putative class action suit (the "Jergess Suit") in the United States District Court for the Eastern District of Michigan, Southern Division (Case No. 00-72124) against Transnation Title Insurance Company ("Transnation"), a subsidiary of the Company. The suit alleges that Transnation's rate for an owner's title insurance policy, charged in accordance with rates for new construction filed with the Insurance Bureau of the State of Michigan, are less than the rate paid by the lender for a simultaneously issued lender's title insurance policy, and that the lower rate paid by the builder/developer for the owner's policy involves an illegal kickback for a referral and an illegal splitting of fees in violation of the Real Estate Settlement Procedures Act ("RESPA"). On April 27, 2001, a similar suit was filed by Elaine Miller (the "Miller Suit") in the same court (Case No. 01-71647) against Lawyers Title Insurance Corporation ("Lawyers Title"), a subsidiary of the Company. The plaintiffs in both suits seek an unspecified amount of damages equal to three times the amount of the charge for each simultaneously issued lender's title insurance policy in connection with a new home purchase commencing with the period one year before the filing of each complaint, plus costs, interest and attorneys' fees. The Jergess Suit and the Miller Suit were consolidated on July 18, 2002 with cases pending against First American Title Insurance Company and Chicago Title Insurance Company. On December 5, 2002, the court certified a class defined as all individuals who, during the period commencing prior to one year of the filing of the applicable suit and ending on October 30, 2002, purchased a newly constructed one to four family dwelling or condominium and were charged for a lender's title insurance policy allegedly in violation of RESPA. On February 12, 2003, the United States Court of Appeals for the Sixth Circuit denied Transnation's and Lawyers Title's petitions for an interlocutory appeal of the class certification order. On October 20, 2003, the judge ordered that individuals otherwise meeting the class definition, but who closed transactions involving relevant policies between October 31, 2002 through October 30, 2003, would not be subject to a statute of limitations defense raised by Transnation Title or Lawyers Title between October 30, 2003 and October 31, 2004. Discovery is currently underway. Transnation and Lawyers Title intend to defend vigorously the consolidated suits. A trial date has not been set. At this early stage in the litigation, no estimate can be made of the impact on the Company that could result from an unfavorable outcome at trial.

16. Acquisitions

Business Combinations

On January 1, 2002, the Company adopted SFAS No. 141, *Business Combinations*. This statement addresses financial accounting and reporting requirements for business combinations. Consistent with SFAS No. 141, the Company has accounted for all acquisitions using the purchase method of accounting.

During the year ended December 31, 2003, the Company completed 19 acquisitions. These acquisitions were intended to grow the Company's title operations and expand its real estate transaction services portfolio. The useful life of all assets recorded in purchase accounting is based on market conditions, contractual terms and other appropriate factors.

The following acquisition was considered material and is included in the Lender Services segment:

On October 1, 2003, the Company purchased 100% of the issued and outstanding stock of LERETA Corp. ("LERETA") for approximately $221,000 in cash. In connection with the closing of the acquisition, the Company entered into a stock purchase agreement, non-competition agreements with certain shareholders, a non-solicitation agreement with certain shareholders and employment agreements with certain employees. The non-competition agreements prohibit certain shareholders from engaging in activities related to the business of LERETA for a period of three years following the date of specified events. The non-solicitation agreement prevents shareholders from employing any employee of the Company for a period of one year after closing and the employee has ceased employment with the Company.

The transaction was treated under the purchase method of accounting and, as a result, the Company has allocated $166,606 to goodwill, $86,795 to other intangible assets, namely acquired customer relationship intangibles, and $14,825 to capitalized software.

The assets acquired and liabilities assumed in the LERETA acquisition were as follows:

Tangible and amortizable intangible assets assets acquired at fair value	$ 215,700
Goodwill	166,600
Liabilities assumed at fair value	(161,300)
Total purchase price	$ 221,000

Selected unaudited pro forma combined results of operations for the years ended December 31, 2003 and 2002, assuming the acquisition had occurred as of January 1, 2002, and using actual general and administrative expenses prior to the acquisition, are set forth below:

	2003	2002
Total revenue	**$ 3,500,956**	$ 2,672,018
Net earnings	**$ 203,950**	$ 143,106
Basic earnings per share	**$ 11.07**	$ 7.76
Diluted earnings per share	**$ 10.94**	$ 7.70

The Company also acquired businesses that were not material, individually or in the aggregate as follows: 11 in the Title Insurance segment, 1 in the Lender Services segment and 6 in the Corporate and Other segment. Their aggregate purchase price was $142,067. The purchase price for each was allocated to the assets acquired and liabilities assumed based on estimated fair values and approximately $55,576 in goodwill was recorded. The Company is currently finalizing the results of its purchase price allocations since several acquisitions were completed at the end of 2003. The results of operations and financial position of the entities acquired during 2003 are included in the Consolidated Financial Statements from and after the date of acquisition.

Substantially all of the acquisitions in 2003 have escrow agreements where a portion of the consideration has been placed in escrow until predetermined criteria have been met. Additionally, in certain instances, the Company has entered into purchase agreements which contain provisions for additional payments should the acquired company meet certain operating results. Neither the escrow agreements nor the contingent consideration are material to the financial statements or operations of the Company.

Total cost and goodwill recognized in all acquisitions made by the Company were $363,067 and $222,182 in 2003, $13,169 and $10,956 in 2002 and $16,540 and $15,794 in 2001. There was $6,486, $0 and $0 tax deductible goodwill associated with these acquisitions in 2003, 2002 and 2001, respectively.

17. Variable Interest Entities

In January 2003, FASB issued Interpretation No. 46 (FIN 46), *Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51* (the "Interpretation"). The Interpretation requires the consolidation of entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Previously, entities are generally consolidated by an enterprise when it has a controlling financial interest through ownership of a majority voting interest in the entity. Consistent with FASB Staff Position, FIN 46-6, *Effective Date of FASB Interpretation No. 46, Consolidation of Variable Interest Entities*, the Company implemented FIN 46 in the fourth quarter of 2003 related to its ownership interests in entities entered into prior to February 1, 2003 and in the second quarter of 2003, for entities entered into subsequent to February 1, 2003. The impact of implementation was not material to the Company.

The Company, in the course of its normal day-to-day business, enters into joint ventures and partnerships related to its title operations and title plants. These entities are immaterial to its financial position and results of operations individually and in the aggregate. At December 31, 2003, the Company had no material exposure to loss associated with Variable Interest Entities to which it is a party.

18. Impairment and Exit and Termination Charges

On August 1, 2000, the Company entered into a joint venture agreement with The First American Corporation contributing certain assets of its wholly-owned subsidiary, Datatrace, creating Data Trace Information Services ("Data Trace"). The financial statements of the Company reflect Data Trace as an investment in affiliates, included in Other Assets on the balance sheet. Pursuant to EITF 94-3 the Company recorded exit and termination costs of $3,079 related to the decision to enter into the joint venture all of which the Company had paid as of December 31, 2001.

Due to continued performance levels below original forecasts, the Company reassessed the carrying value of intangibles associated with the Primis acquisition during the fourth quarter of 2001. The assessment of the recoverability of intangibles related to the acquisition was based upon an analysis of discounted cash flows. The discount rate used in determining discounted cash flows was a rate corresponding to the Company's cost of capital. As a result of this analysis, the carrying value of intangibles was written down.

This charge amounted to $40,181 and is included under the caption "Write-off of intangibles and capitalized software" in the Consolidated Statements of Operations.

During the fourth quarter of 2001 the Company determined that it would no longer pursue the development of TitleQuest, its back office title production software, and recorded a non-cash charge of approximately $11,215 relating to the TitleQuest project which is included under the caption "Write-off of intangibles and capitalized software" in the Consolidated Statements of Operations.

In the first quarter of 2002, the Company recorded $3,190 of exit and termination costs related to the closing of certain offices and reduction in workforce of its real estate appraisal operations. On June 1, 2002, the Company entered into a joint venture agreement with The First American Corporation to combine real estate appraisal operations. Under the terms of the agreement, the Company contributed its former Primis residential appraisal production division, which it acquired in 2000, to First American's eAppraiseIT subsidiary. In connection with the transaction, the Company exited the residential appraisal production business, which had been unprofitable, and recorded a second quarter charge of $14,132 for exit, termination and other costs. This amount was comprised of $4,635 related to lease termination costs, $2,209 related to employee severance costs and $7,288 related to the write down to estimated net realizable value of assets determined not to be redeployable and other miscellaneous exit costs. The original amount accrued was reduced $3,952 in the fourth quarter of 2002 and $534 during 2003. These reductions were a result of the favorable settlement of real estate, rental and other obligations. Of the remaining accrual, $10,776 had been paid as of December 31, 2003, leaving $2,060, which the Company expects to be substantially paid by December 31, 2006.

As part of its normal process of reviewing long-lived assets, at December 31, 2003 the Company identified 21 title plants in the Title Insurance segment with an aggregate book value of $4,932 that will not continue to be used or maintained. Accordingly, the Company recorded an impairment loss of $4,932 which is reflected in "Write-off of intangibles and capitalized software" in the Consolidated Statements of Operations.

Additionally, in the fourth quarter of 2003, the Company identified two opportunities to rationalize and consolidate facilities in the Title Insurance segment. In connection with these programs, the Company incurred $796 of exit costs. These costs were comprised of $673 related to lease termination and $123 of other miscellaneous exit costs. Of the $796 in original accruals, $312 had been paid prior to year-end with the remaining balance of $484 anticipated to be substantially paid by June 30, 2004.

19. Unaudited Quarterly Financial Data

Selected quarterly financial information follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2003				
Premiums, title search, escrow and other	**$ 696,448**	**$ 834,326**	**$ 890,281**	**$ 924,347**
Net investment income	**15,570**	**13,976**	**16,526**	**14,528**
Income before income taxes	**64,608**	**96,131**	**98,032**	**38,169**
Net income	**41,995**	**62,003**	**63,427**	**24,695** (1)
Net income per common share	**$ 2.30**	**$ 3.38**	**$ 3.44**	**$ 1.33**
Net income per common share – assuming dilution	**$ 2.28**	**$ 3.33**	**$ 3.40**	**$ 1.32**
2002				
Premiums, title search, escrow and other	$ 551,258	$ 604,018	$ 615,415	$ 762,853
Net investment income	12,999	12,791	13,198	14,018
Income before income taxes	26,758	39,679	61,323	102,012
Net income	17,393	25,791	39,860	66,308
Net income per common share	$ 0.94	$ 1.39	$ 2.16	$ 3.64
Net income per common share – assuming dilution	$ 0.93	$ 1.38	$ 2.15	$ 3.61

(1) *In 2003, the Company recorded exit and termination costs, net of tax of $170 related to facility rationalization programs with an offset related to reductions in the Primis accruals established in 2002. Additionally, the Company recorded title plant impairments net of tax of $3,191.*

20. Goodwill and Other Intangibles

In June 2001, the FASB issued SFAS No. 141, *Business Combinations* and SFAS No. 142, *Goodwill and Other Intangible Assets.* SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and included guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. Under SFAS No. 142, goodwill and other intangible assets with indefinite lives are no longer amortized but are subject to annual impairment tests. The Company's title plants are intangible assets with indefinite lives.

On January 1, 2002, the Company adopted SFAS No. 142, which increased annual net earnings by approximately $6,600 in 2002. The Company has performed the transitional and annual impairment tests as prescribed in SFAS No. 142. No impairment charge resulted from these tests.

The following table provides comparative earnings and earnings per share had the non-amortization provisions of SFAS No. 142 been adopted for the periods ended December 31:

	2003	2002	2001
Reported net income	**$ 192,120**	$ 149,352	$ 60,266
Less preferred dividends	—	—	(145)
Reported net income available to common shareholders	**192,120**	149,352	60,121
Goodwill amortization, net of tax	—	—	6,592
Adjusted net income	**$ 192,120**	$ 149,352	$ 66,713
Basic earnings per share:			
Reported net income	**$ 10.43**	$ 8.10	$ 3.42
Goodwill amortization	—	—	0.38
Adjusted net income	**$ 10.43**	$ 8.10	$ 3.80
Diluted earnings per share:			
Reported net income	**$ 10.31**	$ 8.04	$ 3.24
Goodwill amortization	—	—	0.35
Adjusted net income	**$ 10.31**	$ 8.04	$ 3.59

The changes in the net carrying value of goodwill for the year ended December 31, 2003, are as follows:

Balance as of December 31, 2002	$ 201,658
Goodwill acquired	223,501
Goodwill disposed	—
Balance as of December 31, 2003	**$ 425,159**

Goodwill by segment is $220,881 Title Insurance, $189,777 Lender Services and $14,501 in Corporate and Other at December 31, 2003.

21. Segment Information

The Company, through its subsidiaries, is engaged in the business of providing title insurance as well as a broad array of real estate transaction related services. The Company has three reporting segments that fall within two primary business segments, Title Insurance and Lender Services. The remaining immaterial reportable segments have been combined into a group called Corporate and Other.

Title Insurance includes residential and commercial title insurance policies, escrow and closing services, commercial real estate services, and other real estate transaction management services.

Lender Services provides services consisting primarily of real estate tax processing, flood zone certifications, consumer mortgage credit reporting and default management services.

Corporate and Other includes Orange County Bancorp and its wholly-owned subsidiary, Centennial Bank ("Centennial"), a California industrial bank that the Company acquired in November 2003, residential inspection and commercial appraisals and assessments, as well as the unallocated portion of the corporate expenses related to the Company's corporate offices in Richmond, Virginia and unallocated interest expense.

The Company provides its title services through direct operations and agents throughout the United States. It also offers title insurance in Mexico, Canada, the Caribbean, and Latin America. The international operations account for less than 1% of the Company's income before income taxes. Tax related services are offered nationwide. Appraisal services are provided in 40 states.

Selected financial information about the Company's operations by segment for each of the three past years is as follows:

	Operating Revenues	Personnel Cost	Depreciation	Amortization	Income Before Taxes	Assets	Investments in Affiliates	Capital Expenditures
2003								
Title Insurance	**$ 3,259,822**	**$ 786,756**	**$ 14,561**	**$ 5,444**	**$ 371,582**	**$ 1,883,182**	**$ 17,351**	**$ 30,929**
Lender Services	**48,960**	**22,567**	**1,277**	**3,466**	**(334)**	**439,600**	**985**	**705**
Corporate and Other	**36,620**	**49,728**	**3,058**	**(1,969)**	**(74,308)**	**394,678**	**5,110**	**1,986**
Total	**$ 3,345,402**	**$ 859,051**	**$ 18,896**	**$ 6,941**	**$ 296,940**	**$ 2,717,460**	**$ 23,446**	**$ 33,620**
2002								
Title Insurance	$ 2,499,564	$ 643,925	$ 13,082	$ 744	$ 300,609	$ 1,772,677	$ 8,871	$ 12,139
Lender Services	1,860	1,447	45	—	(263)	346	93	390
Corporate and Other	32,120	45,973	4,247	(319)	(70,574)	137,809	5,494	3,315
Total	$ 2,533,544	$ 691,345	$ 17,374	$ 425	$ 229,772	$ 1,910,832	$ 14,458	$ 15,844
2001								
Title Insurance	$ 2,073,261	$ 572,732	$ 18,722	$ 8,157	$ 184,215	$ 1,617,873	$ 1,189	$ 31,927
Corporate and Other	46,213	67,417	6,554	1,166	(90,050)	89,608	6,489	3,512
Total	$ 2,119,474	$ 640,149	$ 25,276	$ 9,323	$ 94,165	$ 1,707,481	$ 7,678	$ 35,439

22. Subsequent Events

In January 2004, the Company entered into a definitive agreement to purchase County Title Holding Corporation, the parent company of Southland Title Corporation, Southland Title of Orange County, Southland Title of San Diego and Southland Title Equities ("Southland Title") for approximately $100,000 in cash. Southland Title is California's largest independent title and escrow company. The Company anticipates closing on the transactions in the first half of 2004 subject to regulatory approval.

In November and December 2003, the Company issued $115,000 of the Company's 3.125% Convertible Senior Debentures due 2033 through a private placement. In February 2004, the Company filed a registration statement on Form S-3 to register both the debentures and common stock associated with this transaction. At December 31, 2003, none of the shares had been converted.

BOARD OF DIRECTORS


Janet A. Alpert


Theodore L. Chandler, Jr.


Michael Dinkins


Charles H. Foster, Jr.


John P. McCann


Robert F. Norfleet, Jr.


Robert T. Skunda


Julious P. Smith, Jr.


Thomas G. Snead, Jr.


Eugene P. Trani


Marshall B. Wishnack

Janet A. Alpert
Vice-Chair
LandAmerica Financial Group, Inc.

Theodore L. Chandler, Jr.
President and Chief Operating Officer
LandAmerica Financial Group, Inc.

Michael Dinkins
Vice President and Chief Financial Officer
Worldwide Customer Services Operation NCR Corporation

Charles H. Foster, Jr.
Chairman and Chief Executive Officer
LandAmerica Financial Group, Inc.

John P. McCann
Retired Chairman and Chief Executive Officer
United Dominion Realty Trust, Inc.

Robert F. Norfleet, Jr.
Retired Executive Vice-President and Senior Credit Officer
Crestar Bank (now SunTrust)

Robert T. Skunda
President and Chief Executive Officer
Virginia Bio-Technology Research Park

Julious P. Smith, Jr.
Chairman and Chief Executive Officer
Williams Mullen

Thomas G. Snead, Jr.
President
Anthem Blue Cross and Blue Shield Southeast Division

Eugene P. Trani
President
Virginia Commonwealth University

Marshall B. Wishnack
Retired Chairman and Chief Executive Officer
Wheat First Union

LANDAMERICA SENIOR OFFICERS

SHARED RESOURCES

Charles H. Foster, Jr.
Chairman and Chief Executive Officer

Janet A. Alpert
Vice-Chair

Theodore L. Chandler, Jr.
President and Chief Operating Officer

G. William Evans
Chief Financial Officer

Michelle H. Gluck*
Executive Vice-President – General Counsel and Secretary

Robert J. Palmer
Chief Information Officer

Paul M. Bedell*
Executive Vice-President – Sales

Ross W. Dorneman
Executive Vice-President – Human Resources

Melissa A. Hill*
Executive Vice-President – Production Resources

William C. Thornton, Jr.
Executive Vice-President – Marketing

Jeffrey D. Vaughan
Executive Vice-President – Market Development

Donald C. Weigel, Jr.
Executive Vice-President – Strategic Integration

Betty H. Ayers
Senior Vice-President – Corporate Services

John R. Blanchard
Senior Vice-President – Corporate Controller

Andrew S. Brownstein
Senior Vice-President – Corporate Development

H. Randolph Farmer
Senior Vice-President – Corporate Communications

Edward J. Johnson*
Senior Vice-President – Human Resources

Wm. Chadwick Perrine
Senior Vice-President – Corporate Counsel and Assistant Secretary

Ronald B. Ramos
Senior Vice-President – Treasurer

John P. Rapp
Senior Vice-President – Chief Underwriting Counsel

Hugh D. Reams, Jr.
Senior Vice-President – Chief Claims Counsel

Keith A. Reynolds
Senior Vice-President – Internal Audit

Neil J. Singer
Senior Vice-President – Services Integration

Holly H. Wenger
Senior Vice-President – Corporate Counsel

Bruce G. Wood*
Senior Vice-President – Financial Planning

TRANSACTION SERVICES

Kenneth Astheimer
Executive Vice-President – Agency Services

Jeffrey C. Selby
Executive Vice-President – Commercial Services

DIRECT SERVICES

Lloyd R. Draper*
Executive Vice-President – Southwest Region Leader

Margaret M. Foster*
Executive Vice-President – West Region Leader

David W. Koshork
Executive Vice-President – Northwest Region Leader

Glyn J. Nelson*
Executive Vice-President – Direct Services

John M. Obzud
Executive Vice-President – Southeast Region Leader

Gary L. Opper*
Executive Vice-President – Midwest Region Leader

James E. Sindoni*
Executive Vice-President – Northeast Region Leader

**Newly appointed*

CORPORATE INFORMATION

Auditors
Ernst & Young LLP
901 East Cary Street
Richmond, Virginia 23219

Transfer Agent
EquiServe Trust Company, N.A.
P. O. Box 43010
Providence, Rhode Island
02940-3010
800-633-4236

Counsel
Williams Mullen
2 James Center
Richmond, Virginia 23219

SHAREHOLDER INFORMATION

Investor Contact
G. William Evans
Chief Financial Officer
LandAmerica Financial Group, Inc.
101 Gateway Centre Parkway
Richmond, Virginia 23235
804-267-8114

New York Stock Exchange Symbol
LFG

Web Site
http://www.landam.com

Notice is given of LandAmerica's annual shareholders' meeting to be held at 9:00 a.m., Tuesday, May 25, 2003, The Commonwealth Club, 401 West Franklin Street, Richmond, Virginia 23219.

Additional copies of this annual report and copies of the Form 10-K filed with the Securities and Exchange Commission are available without charge from the Corporate Communications Department, LandAmerica Financial Group, Inc., P.O. Box 27567, Richmond, Virginia 23261-7567.

Design: Raymond Geary & Associates, Inc.
Cover Illustration: Jim Starr

LandAmerica

LandAmerica Financial Group, Inc.
Gateway One
101 Gateway Centre Parkway
Richmond, Virginia 23235

www.landam.com